Exhibit 99.3

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Av. Antonio Dovalí Jaime No. 70, Floor 13, Tower B

Colonia Zedec Santa Fe, Mexico City, 01210 Mexico

+(52) 55-5261-6400

https://ir.volaris.com/es/

BMV Ticker Symbol:

“VOLAR”

NYSE Ticker Symbol:

“VLRS”

Information Memorandum on Corporate Restructuring

published in accordance with Article 35 of the General Provisions Applicable to Issuers of Securities and other Securities Market Participants.

Capitalized terms not otherwise defined in this Information Memorandum shall have the meanings ascribed to them in the annual report of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”, the “Company”, the “Issuer”, or the “Surviving Company”) for the year ended December 31, 2024, filed with the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or the “CNBV”) and the Bolsa Mexicana de Valores S.A.B. de C.V. (the “BMV” or the “Stock Exchange”), in accordance with the Securities Market Law and the Provisions, which may be consulted at https://ir.volaris.com/es/, on the website of the Stock Exchange https://www.bmv.com.mx or on the website of the CNBV https://www.gob.mx/cnbv, as well as in the “Glossary of Terms and Definitions” section of this Information Memorandum.

Volaris is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission (the “SEC”) and is therefore exempt from the proxy rules set forth in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Information Memorandum is an English translation of the folleto informativo that Volaris is required to prepare and file with the CNBV and BMV and make available to its shareholders and the public in connection with the proposed Transaction in accordance with Mexican law. This translation is not a proxy statement and is provided for informational purposes in compliance with the disclosure obligations set forth in the Exchange Act. In the event of any discrepancy between the translated document and the Spanish original, the original should prevail.

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Brief Summary of the Corporate Restructure. The corporate restructure described in this Information Memorandum consists of the merger of Grupo Viva Aerobus, S.A. de C.V. (“VIVA”), as the non-surviving entity, and Volaris, as the surviving entity, pursuant to which each of the outstanding VIVA Shares will be cancelled and will be entitled to receive, as a whole, the amount of 1,078,528,426 Volaris Shares, of which 1,055,208,892 will be Class II, Series A shares and 23,319,534 will be Class II, Series B shares, the latter to be delivered to IAMSA Luchtvaart, BV. The foregoing description is a summary, and shareholders should review the more detailed information included in this Information Memorandum, including under the section entitled “Risk Factors”.

87,448,251 Class II, Series “A” ordinary, nominative, no-par value shares will also be issued to be held in treasury to support, if applicable, the conversion of the CarVal Notes (such treasury shares, the “Reserved Shares”). After giving effect to the Merger, the Reserved Shares, together with the share consideration described in the preceding paragraph, will represent 50% of the outstanding capital stock, on a fully diluted basis, of Volaris, assuming the conversion of such Reserved Shares.

In addition, foreign individuals and entities, as well as Mexican individuals (personas físicas), holding VIVA Shares may elect to receive, in the aggregate 52,910,919 ADSs, assuming no change in their nationality status or jurisdiction of formation, as applicable, immediately prior to the effectiveness of the Merger. Such number of ADSs will decrease proportionally in the event that any such foreign individual or entity is considered a Mexican holder immediately prior to the effectiveness of the Merger or, in the case of Mexican individuals, if they elect to receive Volaris Class II, Series A Shares. Each ADS represents 10 CPOs, and each CPO represents 1 Volaris Class II, Series A Share.

The Transaction is subject to various closing conditions, as set forth in the BCA, including, among others, obtaining the required corporate approvals and governmental authorizations in Mexico, the United States and Colombia. In particular, the Transaction is subject, among others, to obtaining the following regulatory approvals or non-objections, in Mexico, the United States and Colombia: (i) the CNIE Approval, consisting of the authorization of the National Foreign Investment Commission, including the approval of the amendments to Volaris´ bylaws as contemplated under the BCA; (ii) the Antitrust Approvals, which, include (a) the expiration or early termination of the waiting period under the HSR Act, (b) the authorization of the CNA, and (c) the authorization of Aerocivil; (iii) the Update Registration Approval, consisting of the authorization of the CNBV to (a) update Volaris’ registration of the shares representing its capital stock in the RNV, in order to contemplate the capital increase of Volaris as a consequence of the Merger, as well as the Volaris Shares to be held in treasury to account for the potential conversion of the CarVal Notes, and (b) the amendment of the CPOs indenture and the CPO Issuer Trust, in order to contemplate the capital increase of Volaris as a consequence of the Merger, as well as the Volaris Shares to be held in treasury to account for the potential conversion of the CarVal Notes, among other matters, as set forth in the BCA; and (iv) the resolution of the Board of Governors (Junta de Gobierno) of the CNBV exempting certain VIVA shareholders from their obligation to conduct a tender offer in connection with the Merger, pursuant to Article 102 Section VI of the LMV.

The Merger has been approved by the Board of Directors of Volaris and is subject to approval of Volaris shareholders at the Extraordinary General Shareholders’ Meeting of Volaris, which is expected to be held on March 25, 2026, which must resolve, among other matters, (i) the approval of the Merger, (ii) the capital stock increase necessary to issue (a) the Volaris Shares to be delivered as consideration to the shareholders of VIVA, and (b) the Reserved Shares, (iii) the amendments to the by-laws of Volaris as contemplated under the BCA, (iv) the integration of the Board of Directors, the appointment of the chairs of the Audit Committee and the Corporate Practices Committee and the appointment of co-CEO’s as contemplated under the BCA, and (v) to take any actions that may be necessary and required to carry out the Transaction, in accordance with the terms set forth in the BCA.

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With respect to VIVA, the corporate approvals required to consummate the Transaction were adopted by unanimous written resolutions of its voting shareholders, which, among other matters: (i) ratified VIVA’s execution of the BCA, and (ii) approved the Merger and the other agreements contemplated therein, including, subject to satisfaction of the relevant conditions, the execution by VIVA of the Merger Agreement (“VIVA’s Unanimous Shareholders’ Resolutions”). VIVA’s Unanimous Shareholders’ Resolutions have been notarized and, upon registration with the RPC, will constitute the sole vote or consent required by VIVA shareholders for the execution and adoption of the BCA, the Merger Agreement, the Merger and the other agreements contemplated therein and the Merger Agreement.

Once the Merger becomes effective, Volaris, as the continuing and surviving entity, will continue to operate as a publicly traded corporation, and its shares will remain registered in the RNV and listed on the BMV. On the other hand, VIVA, as the non-surviving entity, will cease to exist, and its shares will be cancelled, and rendered null and void the accounting and corporate registration related to such shares, to the extent applicable in accordance with applicable law and the formalities required in connection with the Merger.

Characteristics of the Share Certificates before and after the Corporate Restructure:

If the Merger is approved by Volaris shareholders at the Extraordinary General Shareholders’ Meeting of Volaris, and given that the Merger has been approved by VIVA pursuant to VIVA’s Unanimous Shareholders’ Resolutions, and provided that the conditions set forth in the BCA are satisfied, VIVA shareholders are expected to receive, in the aggregate, 1,078,528,426 Volaris Shares, of which 1,055,208,892 will be Class II, Series A shares and 23,319,534 will be Class II, Series B shares, the latter to be delivered to IAMSA Luchtvaart, BV.

87,448,251 Class II, Series “A” ordinary, nominative, no-par value shares will also be issued to be held in treasury to support, if applicable, the conversion of the CarVal Notes (such treasury shares, the “Reserved Shares”). After giving effect to the Merger, the Reserved Shares, together with the share consideration described in the preceding paragraph, will represent 50% of the outstanding capital stock, on a fully diluted basis, of Volaris.

In addition, foreign individuals and entities, as well as Mexican individuals (personas físicas), holding VIVA Shares may elect to receive, in the aggregate 52,910,919 ADSs, assuming no change in their nationality status or jurisdiction of formation, as applicable, immediately prior to the effectiveness of the Merger. Such number of ADSs will decrease proportionally in the event that any such foreign individual or entity is considered a Mexican holder immediately prior to the effectiveness of the Merger or, in the case of Mexican individuals, if they elect to receive Volaris Class II, Series A Shares. Each ADS represents 10 CPOs, and each CPO represents 1 Volaris Class II, Series A Share.

The allocation of Volaris Shares and/or ADSs will be made in accordance with the terms set forth in the Merger Agreement and other Transaction documents.

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As a result of the Merger, VIVA shareholders will become direct or indirect shareholders of Volaris, with or without voting rights, depending on whether they receive Volaris Shares or ADSs representing CPOs whose underlying are Volaris Class II, Series A Shares, respectively.

The Volaris Shares will continue to be registered in the RNV and listed on the BMV, under the ticker symbol “VOLAR”, or such other ticker symbol as may be determined in accordance with the resolutions adopted by Volaris' corporate bodies and the provisions of the BCA. In addition, the ADSs will continue to be listed on the New York Stock Exchange, representing CPOs whose underlying asset are Volaris Class II, Series A Shares, in accordance with the terms of the CPO Trust, either under the ticker symbol “VLRS” or such as may be determined in accordance with the resolutions adopted by the corporate bodies of Volaris and the provisions of the BCA.

Amendments to the characteristics of the Volaris Shares derived from the Merger:

As a consequence of the Merger, the Volaris Shares, including those currently outstanding and those issued as a result of the Merger and to support, if applicable, the conversion of the CarVal Notes, will reflect the changes from the amendment to the Company’s bylaws pursuant to the BCA (the “Restated Bylaws”), which include, among other aspects:

(i)	the incorporation, to the Volaris Shares, of the corporate and economic rights, voting rules, transfer restrictions, preemptive rights, corporate governance mechanisms and other terms provided for in the Restated Bylaws and related documents (including, if applicable, the applicable shareholders’ agreement), replacing the bylaw provisions in effect prior to the Merger, always under the framework of the LMV and other applicable law;
(ii)	an increase in the capital stock of Volaris, to the extent necessary to issue the Volaris Shares that (a) will be delivered to VIVA shareholders as a result of the Merger, and (b) will be held in treasury as Reserved Shares to support, if applicable, the conversion of the CarVal Notes (which will modify the relative participation of the current Volaris shareholders in the capital stock of the Company compared to their participation prior to the Closing, resulting in an approximate dilution of 50%); and
(iii)	the issuance of Class II Volaris Shares, Series B-1 and Series B-2, to be issued exclusively in favor of certain specific Volaris’ shareholders through the conversion, on a share-by-share basis, of a portion of the underlying Volaris ordinary shares into ADSs (and the resulting cancellation of such ADSs and CPOs underlying them), in order to grant them specific rights to appoint directors and to participate in the corporate governance of the Company, pursuant to the regime set forth in the Restated Bylaws. These Series B-1 and Series B-2 shares do not form part of the shares to be received by VIVA shareholders, nor do they modify the fundamental economic and corporate rights of the Series A common shares placed among the investing public; rather, they are part of the corporate governance structure agreed upon for the Company and applicable only to the shareholders who will receive them.

As a result of the Merger, VIVA will cease to exist, and the shares representing its capital stock will be cancelled, without its shareholders retaining any rights with respect to VIVA Shares once the exchange and delivery of the corresponding Volaris Shares is completed.

For further information on the characteristics of the Volaris Shares and the VIVA Shares, refer to section “IV. Detailed Information on the Corporate Restructure - 4.6 Relevant differences between Volaris and VIVA securities due to the Corporate Restructure” of this Information Memorandum.

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The registration in the National Securities Registry does not imply a certification as to the quality of the securities, the solvency of the issuer, or the accuracy or truthfulness of the information contained in this Information Memorandum, nor does it validate any acts that may have been carried out in violation of applicable laws.

This Information Memorandum does not constitute an offer to buy or sell securities of Volaris. It has been prepared and made available to the public for the purpose of enabling Volaris’ shareholders to consider and, if deemed appropriate, approve the Corporate Restructure, in accordance with applicable law and Volaris’ by-laws.

For any clarification in connection with this Information Memorandum, please call +(52) 55 5261-6400, or send an e-mail to Investor Relations at ir@volaris.com, or write, to the address located at Av. Antonio Dovalí Jaime No.70, Tower B, 13 Floor, Colonia Zedec Santa Fe, Ciudad de México, México, C.P. 01210.

This Information Memorandum is available on Volaris' website at https://ir.volaris.com/es/, on the corresponding page of the BMV at https://www.bmv.com.mx and on the corresponding page of the CNBV at https://www.gob.mx/cnbv.

Mexico City, Mexico on March 9, 2026.

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X.	Public Documents	70

XI.	Responsible Persons	71

XII.	Exhibits	72

1.   Pro Forma Financial Statements, and Assurance Report of the Independent Public Accountant of Volaris (Estados Financieros Proforma, e Informe de Aseguramiento del Contador Público Independiente de Volaris).

2.   Fairness opinion issued by Morgan Stanley & Co. LLC.

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I.	Glossary of Terms and Definitions

The following is a glossary of definitions of the main terms and abbreviations used in this Information Memorandum:

“ADSs”	Means the American Depositary Shares representing CPOs of Volaris, each of which represents 10 CPOs, and each CPO represents 1 Volaris Class II, Series A Share.
“Antitrust Approvals”	Means, collectively, (i) the expiration or early termination of the waiting period under the HSR Act; (ii) the authorization of the CNA; and (iii) the authorization of Aerocivil, required in matters of antitrust for the consummation of the Transaction.
“Aerocivil”	Means the Special Administrative Unit of Civil Aeronautics of Colombia (Unidad Administrativa Especial de Aeronáutica Civil de Colombia).
“Aeroenlaces” or “VIVA OpCo”	Means Aeroenlaces Nacionales, S.A. de C.V.
“Amended IAMSA Loan Agreement”	Has the meaning ascribed to such term in section 4.1. of this Information Memorandum.
“ASMs”	Means available passenger seats multiplied by the number of miles flown for those seats (Available Seat Miles).
“Bancomext”	Means Banco Nacional de Comercio Exterior, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.
“BCA” or “Business Combination Agreement”	Means the Business Combination Agreement dated December 18, 2025, entered into by and between Volaris and VIVA to establish the terms and conditions to implement the Transaction.
“BIVA”	Means Bolsa Institucional de Valores, S.A. de C.V.
“Blue Sky”	Means, collectively, Ultrawest LLC, Blue Investment LLC and María Cristina Kriete Ávila.
“BMV” or, the “Stock Exchange”	Has the meaning ascribed to such term on the cover page of this Information Memorandum.
“CarVal Notes”	Means the convertible notes, privately placed by VIVA by means of and under the terms of the Note Purchase Agreement.
“CASM”	Means total net operating expenses, divided by ASMs.
“CFF”	Means the Federal Fiscal Code (Código Fiscal de la Federación).
“Closing”	Means the consummation of the Transaction under the terms of the BCA.
“CNA”	Means the National Antitrust Commission (Comisión Nacional Antimonopolio).
“CNBV”	Has the meaning ascribed to such term on the cover page of this Information Memorandum.
“CNIE”	Means the National Foreign Investment Commission (Comisión Nacional de Inversiones Extranjeras).

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“CNIE Approval”	Means the authorization to be issued by the CNIE for the consummation of the Merger and the adoption of the Restated Bylaws.
“Colombia”	Means the Republic of Colombia.
“Comercializadora”	Means Comercializadora Volaris, S.A. de C.V.
“Comercializadora V. Frecuenta”	Means Comercializadora V. Frecuenta, S.A. de C.V.
“CPO Trust”	Means the trust incorporated under the Irrevocable Trust Agreement Number 80676 entered into between Volaris and Nafin, by virtue of which the CPOs that have Volaris Shares as underlying shares are issued.
“CPOs”	Means the ordinary participation certificates (certificados de participación ordinarios) issued pursuant to the CPO Trust, each representing 1 Class II, Series A Volaris Shares.
“Extraordinary General Shareholders’ Meeting of Volaris”	Means the Extraordinary General Shareholders' Meeting of Volaris, to be held on March 25, 2026, at which among other matters, the approval of the Merger will be considered.
“GDP”	Means Gross Domestic Product.
“GDS”	Means Guatemala Dispatch Service, S.A.
“Glemimex”	Means Glemimex, S.A. de C.V.
“Grupo IAMSA”	Means collectively, IAMSA and its subsidiaries and affiliates, including, without limitation, IAMSA Aérea, IAMSA Aviación, Glemimex and IAMSA Luchtvaart.
“HSR Act”	Means the Hart-Scott-Rodino Antitrust Improvements Act, the applicable antitrust law in the United States.
“IAMSA”	Means Inversionistas en Autotransportes Mexicanos, S.A. de C.V.
“IAMSA Aérea”	Means IAMSA Aérea, S.A. de C.V.
“IAMSA Aviación”	Means IAMSA Aviación, S.A. de C.V.
“IAMSA Loan”	Means the debt acknowledgment agreement dated April 30, 2025, executed by and between IAMSA Aviación and IAMSA Aérea, as borrowers, and VIVA, as lender, as the same may be amended and/or restated from time to time.
“IAMSA Loan Assumption”	Has the meaning ascribed to such term in section 4.1. of this Information Memorandum.
“IAMSA Luchtvaart”	Means IAMSA Luchtvaart, BV.
“IFRS”	Means the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

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“Indigo”	Means, collectively, Indigo LatAm L.P., Long Bar LatAm, LLC, Long Bar LatAm II LP, Indigo Mexico LLC and Indigo Mexico Cöoperatief U.A.
“Information Memorandum” or “Memorandum”	Means this Information Memorandum on Corporate Restructuring, which is prepared pursuant to the stipulations of Article 35 and Annex P of the Provisions.
“KPMG”	Means KPMG Cárdenas Dosal, S.C.
“LGSM”	Means the Mexican General Law of Corporations (Ley General de Sociedades Mercantiles).
“LMV”	Means the Securities Market Law (Ley del Mercado de Valores).
“Merger”, “Corporate Restructure” or “Transaction”	Means the merger of VIVA, as the merged entity that will cease to exist as the non-surviving entity, and Volaris, as the continuing and surviving entity and universal successor of VIVA, pursuant to the terms of the BCA and the Merger Agreement.
“Merger Agreement”	Means the merger agreement (convenio de fusión) to be entered into between Volaris and VIVA setting forth the terms and conditions of the Merger.
“Mexico”	Means the United Mexican States.
“Nafin”	Means Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo.
“Note Purchase Agreement”	Means the Note Purchase Agreement dated April 22, 2021, entered into by and among VIVA, as issuer, Aeroenlaces, as guarantor, and CVI CVF IV Lux Finance Sarl, CVI CVF V Luxembourg Sarl, CarVal CCF Luxembourg Sarl, CVI AA Lux Finance Sarl, CVI AV Lux Finance Sarl and CVI EMCOF Lux Sarl, as initial holders, as amended and/or restated from time to time.
“On-Time Performance”	Means flights that arrive within 15 minutes of their scheduled arrival time.
“Pro Forma Financial Statements”	Means the unaudited pro forma condensed consolidated financial statements of the Company as of and for the years ended December 31, 2025 and 2024.
“Provisions”	Means the General Provisions Applicable to Issuers of Securities and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), issued by the CNBV and published in the Official Gazette of the Federation of Mexico (Diario Oficial de la Federación de México) on March 19, 2003, as amended from time to time.
“Restated Bylaws”	Has the meaning ascribed to such term on the cover page of this Information Memorandum.
“RNV”	Means the National Securities Registry (Registro Nacional de Valores) maintained by the CNBV.
“RPC”	Means the Public Registry of Commerce (Registro Público de Comercio).
“RPMs”	Means the number of seats sold to passengers multiplied by the number of miles flown (Revenue passenger miles).

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“Santander”	Means Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.
“Servicios Corporativos”	Means Servicios Corporativos Volaris, S.A. de C.V.
“Servicios Earhart”	Means Servicios Earhart, S.A.
“Update Registration Approval”	Means the official communications by which the CNBV authorizes (a) the updating of the registration of the Volaris Shares and; (b) the amendment to the CPOs indenture and the CPO Trust, in connection with the Merger, respectively.
“U.S.A.” or “United States”	Means the United States of America.
“ULCC” or “Ultra-Low-Cost Carriers”	Means an airline that belongs to a subset of low-cost carriers, which distinguishes itself by using a business model with an intense focus on low-cost, efficient asset utilization, unbundled revenue sources aside from the base fares with multiple products and services offered for additional fees.
“Viajes Vuela”	Means Viajes Vuela, S.A. de C.V.
“VIVA”	Means Grupo Viva Aerobus, S.A. de C.V., the non-surviving company that will cease to exist upon the effectiveness of the Merger.
“VIVA Shares”	Means the voting common shares and non-voting, nominative shares representing the capital stock of VIVA.
“VIVA’s Unanimous Shareholders’ Resolutions”	Has the meaning ascribed to such term on the cover page of this Information Memorandum.
“Volaris” or, the “Company” or, the “Issuer” or, the “Surviving Company”	Means Controladora Vuela Compañía de Aviación, S.A.B. de C.V., the continuing entity that will survive the Merger.
“Volaris 2024 Financial Statements”	Means the consolidated financial statements of Volaris as of and for the year ended December 31, 2024 audited by KPMG.
“Volaris Annual Report (Mexico)”	Means the annual report of Volaris for the fiscal year ended December 31, 2024, filed with the CNBV and the Stock Exchange in accordance with the LMV and the Provisions, which may be consulted on Volaris’ websites at https://ir.volaris.com/es/, on the Stock Exchange at www.bmv.com.mx and on the CNBV at www.gob.mx/cnbv.
“Volaris Form 20-F”	Means the annual report on Form 20-F of foreign private issuers of Volaris for the fiscal year ended December 31, 2024, filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, which may be consulted on Volaris’ website at https://ir.volaris.com/financial-information/sec-filings/, on the SEC’s website at https://www.sec.gov/edgar/search/.
“Volaris Opco”	Means Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.

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“Volaris Quarterly Report for the Fourth Quarter of 2025”	Means Volaris' quarterly earnings report for the period ended December 31, 2025, filed with the CNBV and the Stock Exchange in accordance with the LMV and the Dispositions, which may be consulted on Volaris’ websites at https://ir.volaris.com/es/, on the Stock Exchange at www.bmv.com.mx and on the CNBV at www.gob.mx/cnbv.
“Volaris Shares”	Means the ordinary, nominative shares, that represent the capital stock of Volaris.
“V.club”	Means Volaris' annual subscription service that grants its members exclusive access to the lowest fares offered, as well as private rates and offers for hotels, car rentals and other travel services through YaVas. Members can access such benefits through the Volaris website or mobile app.
“Vuela”	Means Vuela, S.A.
“Vuela Aviación”	Means Vuela Aviación S.A.
“Wellbeing Financial Services”	Means Wellbeing Financial Services Unlimited Company.

Unless otherwise indicated, the financial information contained in this Information Memorandum is presented in United States Dollars (US$). In this Information Memorandum, references to “peso”, “pesos” or “Ps.” refer to Mexican pesos, the legal tender in Mexico, and references to “U.S. dollar”, “U.S. dollars”, “dollar”, “dollars”, “U.S.$” or “US$” refer to U.S. dollars, the legal tender in the United States. The totals of some figures in this Information Memorandum may vary due to rounding.

Unless otherwise indicated in the context of this Information Memorandum, references to “Volaris”, the “Company”, the “Issuer” or the “Surviving Company”, shall refer to Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and its subsidiaries. For the meaning of abbreviations and capitalized terms used in this Information Memorandum, refer to the “Glossary of Terms and Definitions” section.

[SPACE INTENTIONALLY LEFT BLANK]

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II.	Forward-Looking Statements

Certain statements in this Information Memorandum, including statements concerning and involving Volaris, VIVA, the proposed Transaction, including statements about the benefits of the Transaction, and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Volaris’ current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Volaris’ and VIVA’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements.

Words such as “will,” “expect,” “likely,” “outlook,” “forecast,” “preliminary,” “would,” “could,” “should,” “can,” “project,” “intend,” “plan,” “goal,” “guidance,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” “indicate,” “remain,” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured.

All forward-looking statements in this Information Memorandum are based upon information available to Volaris on the date of this Information Memorandum. Volaris undertakes no obligation to publicly update or modify any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. There can be no assurance that the Transaction will in fact be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements include: the possibility that Volaris’ shareholders may not approve the Merger; the risk that a condition to closing of the Transaction may not be satisfied (or waived); the ability of each party to consummate the Transaction; that either party may terminate the business combination agreement or that the closing of the Transaction might be delayed or not occur at all; possible disruption related to the Transaction to Volaris’ or VIVA’s current plans or operations, including through the loss of customers and employees; the diversion of management time and attention from ongoing business operations and opportunities; the response of competitors to the Transaction; a failure to (or delay in) receiving the required regulatory clearances or non-objections for the Transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the Transaction; the outcome of any legal proceedings that could be instituted against Volaris, VIVA or others relating to the Transaction; the Company’s ability, once the Merger becomes effective, to realize anticipated cost savings, synergies or growth from the Transaction in the timeframe expected or at all; that the cash and cash equivalents balances of the Company, once the Merger becomes effective, together with the availability under certain credit facilities made available to the Company once the Merger becomes effective and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund the Company’s operations including capital expenditures over the next 12 months; legislative, regulatory and economic developments affecting the business of Volaris and VIVA; the possibility and severity of catastrophic events, including but not limited to, pandemics, natural disasters, acts of terrorism or outbreak of war or hostilities; and other risks and uncertainties detailed in this Information Memorandum and periodic reports that Volaris files with the Securities and Exchange Commission and periodic reports that the Volaris and VIVA file with the CNBV, as applicable. See the section “Risk Factors” of this Information Memorandum.

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This Information Memorandum is not aimed at, or destined to be distributed or used by any person or entity that is a citizen or resident in any region, state, country or other jurisdiction in which its use or distribution are prohibited by applicable law or where any additional registration or license is required. Neither the CNBV nor any other governmental authority have approved or disproved the information herein, as well as its accuracy or sufficiency.

Volaris’ shareholders, and any interested person, are advised to read this Information Memorandum, which contains relevant information regarding the Transaction, including but not limited to the “Risk Factors” section included in this Information Memorandum.

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III.	Executive Summary

3.1. Brief Description of the Participants

This summary only provides a brief description of the participants and the most relevant aspects of the Corporate Restructure and does not intend to contain all the information that may be relevant to it, and is therefore complemented by the detailed information and financial information included in other sections of this Information Memorandum, as well as in the Volaris Annual Report (Mexico) and the Volaris Quarterly Report for the Fourth Quarter of 2025, both available on the Company's own website https://ir.volaris.com/es/, on the website of the Stock Exchange www.bmv.com.mx and on the website of the CNBV www.gob.mx/cnbv. Investors may also consult the detailed information and financial information included in the Volaris Form 20-F, available in English on the Company’s own website https://ir.volaris.com/financial-information/sec-filings/ and on the website of the SEC https://www.sec.gov/edgar/search/.

Volaris

Controladora Vuela Compañía de Aviación, S.A.B. de C.V., is a publicly traded corporation with variable capital, incorporated by public deed number 83,537 dated October 27, 2005, executed before Mr. José Visoso del Valle, notary public number 92 of the Federal District (now Mexico City), whose first testimony was registered in the Public Registry of Commerce of Mexico City in the mercantile folio No. 342507, on January 20, 2006.

In 2013, Volaris adopted the regime of Sociedad Anónima Bursátil de Capital Variable, by means of public deed number 56,132, dated June 11, 2013, executed before Mr. Luis Ricardo Duarte Guerra, in his capacity as holder of Notary Public Number 24 of the Federal District (now Mexico City).

The Volaris Shares have been listed on the Stock Exchange since September 2013, accordingly Volaris periodically disclose its corporate, financial and operating information, which can be consulted through the Stock Exchange's website, www.bmv.com.mx. In addition, corporate, financial and operating information of Volaris and its subsidiaries, including information related to its services, operations and business model, can be found on the Volaris website, https://ir.volaris.com/es/.

Volaris offers more than 550 daily flight segments on routes connecting 44 cities in Mexico and 29 cities in the United States, Central and South America. Volaris has a significant presence in the largest airports in Mexico (based on passenger numbers), including Cancun, Guadalajara, Mexico City and Tijuana. The main cities served by Volaris in the United States correspond to centers with a high presence of Mexican communities, according to the Pew Hispanic Research Center.

Volaris is one of the public airlines with the lowest unit cost structure worldwide, based on CASM. In 2024, Volaris' CASM was US$8.03 cents, compared to an average unadjusted CASM of US$10.29 cents for other Latin American public airlines, including Azul, Copa and LATAM. Volaris also has lower costs than its U.S.-listed target market competitors, including Alaska, Frontier, Spirit, American, Delta, JetBlue, Southwest, Allegiant and United, which had an average non-stage-length CASM by stage length of US$14.61 cents in 2024.

With its ULCC business model, Volaris has managed to grow significantly while maintaining a low CASM over the past several years through efficient and consistent fleet utilization, a high level of asset utilization, a relevant emphasis on direct sales channels and distribution, and a performance-based variable compensation structure.

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Volaris unbundles certain components of its air travel services so that passengers can choose and pay only for the products and services they want to use. This unbundling strategy has allowed Volaris to grow other service revenues as well as its total revenues, while maintaining low base fares to stimulate demand. During 2024, Volaris’ average base fare was US$52.62 and regularly offers promotional fares from US$1.80 or US$0.98 for V.club members, excluding airport fees.

In 2024, Volaris’ average load factor was 86.8%, compared with an average load factor of 84.1% for other public Latin American airlines and 82.6% for its U.S.-based target market competitors. Higher load factor help generate additional service revenue and additional total revenue, which in turn allows Volaris to offer lower base fares and stimulate new demand. During 2024, Volaris’ operations recorded an On-Time Performance of 83.6%. Volaris believes that its focus on low fares, added value and a positive travel experience, as well as its “customer relationship management” oriented corporate culture, have been key elements of its positioning and brand recognition.

For the year ended December 31, 2024, Volaris generated operating revenues of US$3,142 million and operating income of US$413 million. In the same period, Volaris recorded net income of US$126 million. As of December 31, 2024, Volaris reported consolidated assets of US$5.704 billion. Volaris continued to strengthen its position as one of the most operationally efficient Ultra Low-Cost Carriers in the region, supported by a fleet of 143 aircraft and a network of more than 250 routes.

As of the date of this Information Memorandum, the subscribed and paid-in capital stock of Volaris amounts to $3,426,405,205.16 and is represented by a total of 1,165,976,677 common and nominative shares, divided as follows: (i) 24,180 Class “I” Series “A” shares, and (ii) 1,165,952,497 Class “II” Series “A” shares. As of the date of this Information Memorandum, Volaris has not issued any Class “I” Series “B” or Class “II” Series “B” shares. All Volaris Shares confer to their holders full economic and voting rights, pursuant to Volaris’ by-laws. In addition, the Volaris Shares are registered in the RNV and listed on the BMV under the ticker symbol “VOLAR”.

For more information on Volaris and its operations, please refer to the Volaris Annual Report (Mexico) and financial statements for the year ended December 31, 2024, available on Volaris' website (https://ir.volaris.com/es/), on the Stock Exchange website (https://www.bmv.com.mx) and on the CNBV's website (https://www.gob.mx/cnbv).

Viva

Grupo Viva Aerobus, S.A. de C.V. is a variable capital corporation originally incorporated under the name OMNIAR, S.A. de C.V., by means of public deed number 113,211, dated February 9, 2006, executed before Mr. Cecilio González Márquez, holder of Notary Public number 151 of the Federal District (now Mexico City), whose first testimony was registered in the Public Registry of Property and Commerce of Mexico City under the electronic mercantile folio 345533, on March 1, 2006.

Subsequently, by means of public deed number 168,711 dated December 12, 2017, granted before Mr. Cecilio González Márquez, Notary Public number 151 of Mexico City, the shareholders meeting by means of which the company changed its name to Grupo Viva Aerobus, S.A. de C.V. was notarized.

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The main activity of VIVA, through Aeroenlaces, is to provide air transportation services of passengers in Mexico, the United States, Central America and South America. The holding company of the economic interest group to which VIVA belongs is IAMSA.

VIVA is a ULCC, whose business model focuses on operational simplicity and efficiency in asset utilization, through a reduced cost structure and a portfolio of unbundled services.

During 2024, VIVA operated more than 430 daily flight segments, of which approximately 380 were domestic and 50 were international, providing service to 184 destinations through 9 operational bases strategically located at Mexico’s most important air travel hubs.

As a result of its ultra-low-cost business model, VIVA operates with one of the lowest cost structures among major global airlines based on CASM in 2024 of US$8.90 cents, while offering one of the lowest base fares in Mexico during the same period, at US$52.1, based on publicly available company information.

VIVA focuses primarily on domestic air service within Mexico, which is a large and underpenetrated market, and one of the fastest growing passenger air travel markets in the world, having grown at multiples above Mexico’s real GDP. It operates a young and efficient fleet of 90 Airbus A320 and A321 narrow-body aircraft with an average age of 6.7 years as of December 31, 2024, and 27.7 million passengers during 2024.

Through its relationship with Grupo IAMSA, VIVA has been able to develop new routes and attract more passengers by leveraging the access to sell tickets directly to prospective bus passengers at more than 380 stations throughout Mexico and the complementarity between both modes of transportation.

In 2008, VIVA began international operations, and as of December 31, 2024, it served 13 international destinations in the United States, including some of the most popular destinations for travelers Visiting Friends and Relatives and leisure travelers flying to the United States, as well as Hispanic travelers Visiting Friends and Relatives flying to Mexico.

Aligned with the goal of democratizing air travel in Mexico, VIVA firmly believes that no passenger should subsidize another passengers’ travel requirement. Therefore, each passenger can choose from a wide range of products and services, those that best suit his or her travel experience. Its business strategy is based on “Flex-Sí-bilidad” recognizing that each passenger has different needs and, therefore, VIVA offers a personalized experience tailored to the specific travel needs of its passengers.

For the year ended December 31, 2024, VIVA generated operating revenues of US$2,545 million and operating income of US$465 million. In the same period, VIVA recorded net income of US$215 million. As of December 31, 2024, VIVA reported consolidated assets of US$3,837 million.

As of the date of this Information Memorandum, VIVA’s subscribed and paid-in capital stock amounts to $983,360,694.00, and is represented by: (i) 77 Class I, Series “A-1” shares, ordinary, nominative, without par value fully subscribed and paid; (ii) 517,717 Class II, Series “A-1” shares, ordinary, nominative, without expression of nominal value fully subscribed and paid; (iii) 329,475 Class II shares, Series “A-2”, common, nominative, without par value, fully subscribed and paid; (iv) 0 Class II shares, Series “B-1”; (v) 63,330 Class II, Series “B-2”, common, nominative, without par value, fully subscribed and paid; (vi) 51,000 Class II, Series “C-1”, special, nominative, without par value, fully subscribed and paid, without voting rights and with limited corporate rights but with full economic rights; and (vii) 38,401 Class II, Series “C-2” special, nominative, fully subscribed and paid-in shares, without par value, without voting rights and with limited corporate rights but with full economic rights. It is expected that prior to the Closing, VIVA will carry out a split of the VIVA Shares, in order to equalize the number of VIVA Shares with the number of Volaris Shares, so that the number of shares representing the capital stock of VIVA will be adjusted as a result of such split.

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By virtue of the Merger, in which VIVA will be the non-surviving company and will cease to exist, all the shares representing its capital stock will be cancelled and will entitle their holders to receive, as described in this Information Memorandum, Volaris Shares and/or ADSs, as applicable, in the terms set forth in the Merger Agreement and in the BCA, and all the assets, liabilities, rights, concessions and contracts of VIVA, will be universally transferred to Volaris.

3.2. Relevant Aspects of the Corporate Restructure

On December 18, 2025, Volaris and VIVA entered into the BCA, which establishes the terms and conditions under which the Corporate Restructure is intended to be carried out.

The Corporate Restructure described in this Information Memorandum includes the Merger by which VIVA as the non-surviving company, will cease to exist, and while Volaris, as the surviving company, will continue to exist and operate as a publicly traded corporation, maintaining the registration of its shares in the RNV and its listing in the BMV, adopting the corporate modifications that may be necessary to reflect the corporate governance structure as agreed in the BCA, including in the terms of the Restated Bylaws.

As a consequence of the Merger and at the time the Merger becomes effective, all shares representing the capital stock of VIVA will be cancelled and will entitle their holders to receive, as described in this Information Memorandum, Volaris Shares and/or ADSs, as applicable, pursuant to the terms set forth in the Merger Agreement and the BCA. The issuance of such Volaris Shares will be made through the capital stock increase of Volaris that will be part of the Merger matters to be submitted for approval at the Extraordinary General Shareholders’ Meeting of Volaris. After giving effect to the Merger, the shareholding structure of Volaris will reflect the participation of VIVA shareholders in the capital stock of Volaris.

From the effective date of the Merger, Volaris will be the universal successor of VIVA, acquiring all the material and legal assets of VIVA, including the determined or undetermined rights (principal, derivative or accessory), existing or resulting in the future, for reasons prior or subsequent to the effective date of the Merger, and will be subrogated in all the rights and obligations that correspond to VIVA, whether of a civil, mercantile, tax or any other nature, without any reservation or limitation, and will be substituted in all the guarantees granted and in all the obligations and liabilities contracted by VIVA derived from licenses, permits, contracts, concessions and any other act, of any nature. As a result of the foregoing, and once the Merger becomes effective, Volaris will assume, among others, the rights and obligations of VIVA under the Note Purchase Agreement and, in the event that the IAMSA Loan Assumption does not occur, enter into the Amended IAMSA Loan Agreement. As a consequence of the assumption of VIVA’s obligations under the Note Purchase Agreement, at the Extraordinary General Shareholders Meeting of Volaris, Volaris will submit to the approval of its shareholders the issuance of 87,448,251 Class II Series A Volaris Shares, which will be held in treasury to account for the potential conversion of the CarVal Notes.

Likewise, Volaris will assume the legal position of VIVA in all proceedings, actions, contractual and relationships of any nature in which VIVA is a party, for which Volaris will have legal standing to act before any jurisdictional body to file claims and, if applicable, to continue with or withdraw from any judicial, administrative, tax or any other type of proceeding in which VIVA is a party in any capacity or in which it has any type of interest.

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The Merger will become effective (i) between the parties, their shareholders and for the applicable accounting, financial and tax purposes, as of the date set forth in the Merger Agreement, and (ii) with respect to third parties, as of the moment of the registration in the RPC of the public deeds by which the Merger Agreement and the related corporate resolutions are notarized. If applicable, and in accordance with the provisions of the Merger Agreement and the applicable tax regulations, the accounting and tax effects of the Merger may be backdated to the effective date determined for such purposes.

The Corporate Restructure is subject to obtaining the corresponding corporate approvals, including the resolutions of the Extraordinary General Shareholders’ Meeting of Volaris to approve the Merger, the necessary capital stock increase and the applicable amendments to the bylaws. In the case of VIVA, the required corporate resolutions were obtained through the execution of unanimous resolutions of its shareholders, which, once notarized and registered in the RPC, constitute sufficient consent for the ratification of the BCA, approval of the Merger Agreement and the transactions contemplated in such documents. In addition, the Closing is subject to the fulfillment of certain conditions set forth in the BCA, including the obtaining of various regulatory authorizations in Mexico, the United States and Colombia.

After the Merger becomes effective, Volaris will continue to operate as a publicly traded company, maintaining the registration of its shares in the RNV and its listing on the BMV. VIVA, on the other hand, will cease to exist and its accounting and corporate records relating to its shares will be cancelled in accordance with the applicable law. The foregoing refers exclusively to the legal extinction of VIVA as a legal entity.

For further information on the characteristics of the shares of Volaris and those of VIVA, refer to section “IV. Detailed Information on the Corporate Restructure” of this Information Memorandum.

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IV.	Detailed Information on the Corporate Restructure

4.1. Detailed description of the Corporate Restructure

The Corporate Restructure described in this Information Memorandum consists of the Merger by means of which VIVA, as the non-surviving company, will cease to exist, and Volaris, as the surviving company, will continue subsisting and succeed to all the assets, properties, rights, contracts and other items of VIVA’s estate, under the terms set forth in the Merger Agreement and in the BCA.

As a result of the Merger, each of the outstanding VIVA Shares will be cancelled and will entitle to receive, as a whole, the amount of 1,078,528,426 Volaris Shares, of which 1,055,208,892 will be Class II, Series A shares and 23,319,534 will be Class II, Series B shares, the latter to be delivered to IAMSA Luchtvaart, BV.

87,448,251 Class II, Series “A” ordinary, nominative, no-par value shares will also be issued to be held in treasury to support, if applicable, the conversion of the CarVal Notes.

In addition, foreign individuals and entities, as well as Mexican individuals (personas físicas), holding VIVA Shares may elect to receive, in the aggregate 52,910,919 ADSs, assuming no change in their nationality status or jurisdiction of formation, as applicable, immediately prior to the effectiveness of the Merger. Such number of ADSs will decrease proportionally in the event that any such foreign individual or entity is considered a Mexican holder immediately prior to the effectiveness of the Merger or, in the case of Mexican individuals, if they elect to receive Volaris Class II, Series A Shares. Each ADS represents 10 CPOs, and each CPO represents 1 Volaris Class II, Series A Share.

In order to deliver such consideration, Volaris will increase its capital stock by issuing Volaris Shares and, consequently, the corresponding CPOs and ADSs, on terms to be approved by the Extraordinary General Shareholders’ Meeting of Volaris.

As a consequence of the issuance of Volaris Shares and Reserved Shares resulting from the capital increase, the relative participation of existing Volaris shareholders will be diluted in proportion to the capital increase, resulting in approximately 50% dilution.

The Merger will be carried out based on the balance sheets approved by the Extraordinary General Shareholders’ Meeting of Volaris and by the VIVA’s Unanimous Shareholders’ Resolutions, and, in accordance with Article 225 of the LGSM, will become effective: (i) between the parties, their shareholders and for accounting, financial and tax purposes, as of the date set forth in the Merger Agreement; and (ii) with respect to third parties, as of the moment of registration in the RPC of the public deeds by which the Merger Agreement and the related corporate resolutions are notarized. Once these effects have taken effect, Volaris will continue to operate as a publicly traded stock corporation with variable capital, and its shares will remain registered in the RNV and listed on the BMV (and its ADSs listed on the New York Stock Exchange), while VIVA, as the non-surviving company, will cease to exist, and the shares representing its capital stock will be cancelled.

As a result of the Merger and once it becomes effective, VIVA shareholders will become shareholders or securityholders of Volaris, depending on whether they receive Volaris Shares or ADSs representing CPOs whose underlying are Volaris Shares, which is expected to, when combined with the Reserved Shares held in treasury to support the potential CarVal conversion, represent 50% of the outstanding capital stock, on a fully diluted basis, of Volaris after giving effect to the Merger and conversion of the CarVal Notes. Likewise, Volaris will acquire all of the assets, holdings and rights of VIVA, including all contracts, permits, licenses, concessions, titles and other legal relationships to which VIVA is a party, integrating them into its equity without any reservation or limitation whatsoever.

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The Volaris Shares will continue to be registered in the RNV and listed on the BMV, either under the ticker symbol “VOLAR” or such other ticker symbol as may be determined effective as of the Closing, in accordance with the resolutions adopted by the corporate bodies of Volaris and the provisions of the BCA and the Restated Bylaws. In addition, the ADSs will continue to be listed on the New York Stock Exchange, representing CPOs whose underlying asset is Volaris Shares, under the terms of the CPO Issuer Trust, either under the ticker symbol “VLRS” or such other ticker symbol as may be determined in accordance with the resolutions adopted by the corporate bodies of the Issuer and the provisions of the BCA.

In addition, pursuant to the Restated Bylaws, which are subject to approval from the Extraordinary General Shareholders’ Meeting of Volaris, as part of the Corporate Restructure, Volaris will issue additional series within Class II called Series B-1 and B-2, destined exclusively to certain specific shareholders of Volaris. The shares relating to such series will be created through the conversion, on a share-for-share basis, of Volaris Shares currently held by such shareholders through ADSs, in order to grant them specific corporate rights agreed under the Restated Bylaws, including rights of appointment of directors, membership on board committees, voting rights and particular corporate governance mechanisms. These Series B-1 and Series B-2 shares do not form part of the consideration delivered to VIVA shareholders, nor do they modify the economic rights of the Series A Volaris ordinary shares placed among the investing public, but rather are part of the corporate governance structure agreed upon for the Company and applicable only to the shareholders who will receive such shares.

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The following charts show the capital structure of VIVA and Volaris immediately before and after the Corporate Restructure described in this Information Memorandum, based on the information available as of the date hereof:

Before the Corporate Restructure

Volaris:

(1)	Pursuant to Volaris Form 20-F, funds controlled by Indigo Partners LLC own 18.2% of Volaris' capital stock.
(2)	Such 81.77% includes certain of Volaris’ directors and officers. For a breakdown of the Volaris’ directors and officers holding detail, please see Volaris Form 20-F.

VIVA:

IAMSA Luchtvaart
VIVA's employees
IAMSA(3)
Wellbeing Financial Services
Other parties
48.78%
32.95%
6.33%
6.32%
5.62%
VIVA

(3)	IAMSA holds its interest through IAMSA Aviación, IAMSA Aérea, Glemimex, IAMSA Luchtvaart and trusts controlled by IAMSA. However, IAMSA Luchtvaart is presented separately. Includes IAMSA and entities controlled by IAMSA’s controlling group.

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After the Corporate Restructure

Volaris:

(4)	IAMSA Luchtvaart holds its interest through Series B shares (1.00%) and ADSs (14.24%). However, to the extent that IAMSA Luchtvaart qualifies as Mexican investment under applicable law, it could hold all or part of its ownership interest in Volaris Series A Shares.
(5)	IAMSA holds its interest through IAMSA Aviación, IAMSA Aérea, Glemimex, IAMSA Luchtvaart and trusts controlled by IAMSA. However, IAMSA Luchtvaart is presented separately. Includes IAMSA and entities controlled by IAMSA’s controlling group.
(6)	Indigo holds its interest through Series B-1 shares (1.00%) and ADSs (8.12%).
(7)	Shares held in treasury to support the potential conversion of the CarVal Notes.

By virtue of the foregoing, upon consummation of the Transaction, in accordance with Volaris’ capital structure and subject to the satisfaction of certain assumptions, it is expected that control of Volaris will be held by the group led by IAMSA, as the principal Mexican shareholder holding Series A shares, which will be subject to the specific rights of Series B-1 and Series B-2 shares pursuant to the regime set forth in the Restated Bylaws.

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The Closing of the Corporate Restructure is subject to, among others, obtaining various corporate and regulatory approvals or non-objections. The Merger has been approved by the Board of Directors of Volaris and must be approved by the Extraordinary General Shareholders’ Meeting of Volaris, which must resolve, among other items: (i) the approval of the Merger; (ii) the increase of Volaris’ capital stock to issue the Volaris Shares that (a) will be delivered as consideration to VIVA shareholders, and (b) will be held in treasury to account for the potential conversion of the CarVal Notes; (iii) the amendments to Volaris’ bylaws in accordance with the Restated Bylaws; (iv) the integration of the Board of Directors, the appointment of the chairs of the Audit Committee and the Corporate Practices Committee and the appointment of co-CEO’s as contemplated under the BCA; and (v) to take any actions that may be necessary and convenient to carry out the Transaction, in the terms set forth in the BCA.

In turn, the shareholders of VIVA approved the Merger and the related transactions through the adoption of VIVA’s Unanimous Shareholders’ Resolutions, which have been notarized before a notary public and, once registered in the RPC, constitute the only consent required for the execution of the BCA, the Merger Agreement and the transactions contemplated in such instruments.

In addition, the Transaction is subject to various regulatory approvals or non-objections in Mexico, the United States and Colombia, including: (i) the CNIE Approval, consisting of the authorization of the National Foreign Investment Commission for the consummation of the Merger, including the approval of the amendments for the adoption by Volaris of the by-laws under the terms provided in the BCA; (ii) the Antitrust Approvals, which include (a) the expiration or early termination of the waiting period under the HSR Act, (b) the authorization of the CNA, and (c) the authorization of Aerocivil; (iii) the Update Registration Approval, consisting of the authorization of the CNBV (a) to update the registration of the shares representing its capital stock in the RNV, in order to contemplate the capital increase of Volaris as a consequence of the Merger, as well as the Volaris Shares to be held in treasury to account for the potential conversion of the CarVal Notes, and (b) the amendment of the CPO Indenture and the CPO Trust, in order to contemplate the capital increase of Volaris as a consequence of the Merger, as well as the Volaris Shares to be held in treasury to account for the potential conversion of the CarVal Notes, among other matters, in accordance with the terms set forth in the BCA; and (iv) the resolution by which the Board of Governors (Junta de Gobierno) of the CNBV exempts certain shareholders of VIVA from making a tender offer in connection with the Merger, pursuant to Article 102 Section VI of the LMV.

On December 18, 2025, the Board of Directors of Volaris resolved to approve the execution of the BCA and the Merger Agreement, subject to the final authorization of the Extraordinary General Shareholders’ Meeting of Volaris, as well as the publication of the call to such meeting for such purposes.

Once the Merger is consummated, Volaris will continue to operate as a publicly traded corporation, maintaining the registration of its shares in the RNV and its listing of shares on the BMV and of ADSs on the New York Stock Exchange, adopting the corporate modifications that may be necessary to reflect the corporate governance structure as agreed in the BCA, including in the terms of the Restated Bylaws. VIVA will formally cease to exist and its shares cancelled for all legal, accounting and corporate purposes, in compliance with the applicable law and the provisions of the Merger Agreement.

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By virtue of the foregoing, as of the effective date of the Merger, Volaris will be the universal successor of VIVA, acquiring all of its assets, rights, titles, permits, concessions, contracts, licenses and any other legal rights owned by VIVA, without reservation or limitation. As a result of the foregoing, and once the Merger becomes effective, Volaris will assume, among others, the rights and obligations of VIVA under the Note Purchase Agreement and, in the event that the IAMSA Loan Assumption (as described below) does not occur, Volaris will enter into the Amended IAMSA Loan Agreement (as described below). As a consequence of the assumption of VIVA's obligations under the Note Purchase Agreement, at the Extraordinary General Shareholders’ Meeting of Volaris, Volaris will submit to the approval of its shareholders the issuance of 87,448,251 Class II Series A Volaris Shares, which will be held in treasury to support the conversion, if applicable, of the CarVal Notes.

Likewise, in the BCA the parties agreed that, in connection with the IAMSA Loan, VIVA will use its reasonable best efforts to: (i) obtain and deliver binding commitment letters, on terms reasonably acceptable to Volaris, issued by one or more lenders, to carry out the assumption and refinancing of the IAMSA Loan with such lenders on or before the effective date of the Merger (the “IAMSA Loan Assumption”); or (ii) if such commitment letters are not obtained, enter into an amended and restated agreement with respect to the IAMSA Loan, in order to, among other things, incorporate the terms and conditions set forth in the BCA into the IAMSA Loan (the “Amended IAMSA Loan Agreement”).

4.2. Purpose of the Corporate Restructure

The purpose of the Corporate Restructure is to implement the business combination between Volaris and VIVA through a merger in which Volaris will receive the entire equity of VIVA and VIVA shareholders will receive the corresponding shareholder consideration, in order to integrate both operations under a single entity, without such integration implying the merger or operational consolidation of their respective airlines (VIVA Opco and Volaris Opco), which will continue to operate independently in accordance with their respective air operator certificates, concession titles and other applicable regulatory authorizations.

The purpose of the Corporate Restructure is to strengthen air connectivity and the development of the passenger air transportation market, through a corporate structure that allows Volaris Opco and VIVA Opco to jointly take advantage of their networks, experience and business models, maintaining the continuity of their current operations under independent air operator certificates, for the benefit of users, collaborators, suppliers and other interested parties, promoting the democratization of access to air transportation under the ultra low cost model.

In addition, the Corporate Restructure aims to create a platform with greater operational scale and scope, which is expected to allow Volaris Opco and VIVA Opco to strengthen their position in the passenger air transportation market, particularly in the low-cost airline segment. The integration of both companies under the same corporate structure seeks to enhance their capacity to meet greater demand, expand connectivity between the different markets in which they operate and strengthen their presence on domestic and international routes, without modifying the operating schemes authorized to each airline or replacing their respective air operator certificates, preserving the business models that have characterized each of them.

From an industry perspective, the Corporate Restructure aims to strengthen the Mexican aviation industry by creating a more resilient and efficient platform, capable of better facing the challenges derived from adverse market conditions, including increases in operating costs and disruptions in the supply chain. The expected scale resulting from the new structure will allow for the generation of economies of scale that support fleet optimization, the reduction of costs associated with aircraft ownership and operation and establish a more solid foundation for long-term sustainable growth, all without affecting Volaris Opco’s and VIVA Opco’s operational autonomy or individual regulatory compliance with the relevant aeronautical authorities.

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With regard to passengers, the Corporate Restructure aims to maintain the travel options currently available, preserving the routes and services provided under the current certificates, while expanding access to low-cost air transportation services through the development of new point-to-point travel alternatives, the expansion of operating bases and improved connectivity in both the domestic and international markets.

With respect to employees, the Corporate Restructure seeks to preserve job stability and continuity of operations, maintaining the air operator certificates and the daily activities of Volaris Opco and VIVA Opco without interruption, ensuring that operational, technical and administrative functions continue to develop in accordance with the currently applicable regulatory frameworks, and generating additional employment and professional development opportunities derived from the projected growth of the fleet and operational infrastructure.

Finally, from the shareholders' perspective, the Corporate Restructure aims to strengthen the Company’s financial profile, reduce costs associated with aircraft ownership, improve access to capital on more competitive terms and generate additional opportunities for sustainable growth. The high operational compatibility between Volaris and VIVA is expected to provide potential for synergies, without implying an immediate operational integration or the loss of the existing air operator certificates, aimed at creating value in the medium and long term.

4.3.  Sources of Financing and Related Expenses

The expenses related to the different legal and corporate actions carried out with respect to the Corporate Restructure will be assumed by VIVA and Volaris, to the extent applicable. Such expenses and fees related to the Corporate Restructure include, but are not limited to, fees and expenses of auditors, notaries, legal, financial and tax advisors, payment of duties, taxes, registration expenses in the corresponding RPC. Volaris estimates that the expenses associated with the Merger will be of approximately US$25,000,000.00.

4.4.  Approval of the Corporate Restructure

The Corporate Restructure has been authorized by (i) the Board of Directors of VIVA, on December 18, 2025, and by VIVA’s Unanimous Shareholders’ Resolutions, on January 12, 2026, and (ii) the Board of Directors of Volaris, on December 18, 2025.

In compliance with Volaris’ bylaws and with the provisions of Article 186 of the LGSM, the call to the Extraordinary General Shareholders' Meeting of Volaris at which the approval of the Merger, among other items on the agenda, will be submitted for consideration, must be published exclusively through the electronic system of publications of commercial companies of the Ministry of Economy, at least 15 calendar days prior to the date set for the meeting. At the Extraordinary General Shareholders' Meeting of Volaris, the shareholders of Volaris will have access to all available and necessary information regarding the Merger, in accordance with applicable law, including this Information Memorandum (which contains the relevant financial information) and the Pro Forma Financial Statements regarding the Merger. In addition, such information will be available to Volaris’ shareholders from the date of publication of the notice of the meeting in compliance with Article 49 of the LMV. The applicable members of the board of directors and the Chief Executive Officer of the Company who, pursuant to the Company’s by-laws, are entitled to vote their Volaris Shares, have informed the Company that they intend to vote the Volaris Shares of which they are holders in favor of the Merger at the Extraordinary Shareholders’ Meeting of Volaris.

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4.5. Date of delivery of the shares

If the Merger is approved, VIVA shareholders will receive the Volaris Shares and/or ADSs corresponding to them under the terms of the Merger Agreement, once the Merger becomes fully effective pursuant to applicable law and, as the case may be, subject to delivery of their VIVA Share certificates and return of a duly completed letter of acceptance and other requisite exchange documentation.

Each VIVA shareholder’s delivery of its respective VIVA Shares must be made pursuant to the letter of acceptance’s terms, including with respect to surrender of any physical certificate to which such VIVA Shares correspond.

The date of delivery of the VIVA Shares will be communicated to the shareholders of Volaris, at least 6 business days prior through the means provided by the applicable law in compliance with the Provisions.

In the event the Merger is approved by the Extraordinary General Shareholders’ Meeting of Volaris, taking into consideration that the Merger has been approved by VIVA’s Unanimous Shareholders’ Resolutions, and if the conditions set forth in the BCA are met, the shareholders of VIVA will receive, in aggregate, 1,078,528,426 Volaris Shares, of which 1,055,208,892 will be Class II, Series A shares and 23,319,534 will be Class II, Series B shares, the latter to be delivered to IAMSA Luchtvaart, BV.

87,448,251 Class II, Series “A” ordinary, nominative, no-par value shares will also be issued to be held in treasury to support, if applicable, the conversion of the CarVal Notes. After giving effect to the Merger, the Reserved Shares, together with the share consideration described in the preceding paragraph, will represent 50% of the outstanding capital stock, on a fully diluted basis, of Volaris.

In addition, foreign individuals and entities, as well as Mexican individuals (personas físicas), holding VIVA Shares may elect to receive, in the aggregate 52,910,919 ADSs, assuming no change in their nationality status or jurisdiction of formation, as applicable, immediately prior to the effectiveness of the Merger. Such number of ADSs will decrease proportionally in the event that any such foreign individual or entity is considered a Mexican holder immediately prior to the effectiveness of the Merger or, in the case of Mexican individuals, if they elect to receive Volaris Class II, Series A Shares. Each ADS represents 10 CPOs, and each CPO represents 1 Volaris Class II, Series A Share.

The allocation of Volaris Shares and/or ADSs will be made in accordance with the terms set forth in the Merger Agreement and other Transaction documents.

4.6.	Relevant differences between Volaris and VIVA securities as a result of the Corporate Restructure

Once the Merger becomes effective, the shares representing the capital stock of VIVA will be cancelled and its shareholders will receive, in the corresponding proportion, Volaris Class II, Series A and Class II, Series B shares and, if applicable, ADSs representing CPOs whose underlying are Volaris Class II, Series A shares. As a result of the foregoing, the shareholders of VIVA will become direct shareholders of Volaris, while VIVA will cease to exist.

Likewise, as a consequence of the Merger, the Volaris Shares, including those currently outstanding and those to be issued as a result of the Merger and to support, if applicable, the conversion of the CarVal Notes, will be subject to the changes under the Restated Bylaws, which will imply, among other aspects:

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(i)	the incorporation, to the Volaris Shares, of the corporate and economic rights, voting rules, transfer restrictions, preemptive rights, corporate governance mechanisms and other terms set forth in the Restated Bylaws and related documents (including, if applicable, the applicable shareholders’ agreement), in substitution of the bylaw provisions in effect prior to the Merger, always under the framework of the LMV and other applicable laws;
(ii)	an increase in the capital stock of Volaris, to the extent necessary to issue the Volaris Shares that (a) will be delivered to VIVA shareholders as a result of the Merger, and (b) will be held in treasury as Reserved Shares to support, if applicable, the conversion of the CarVal Notes (which will modify the relative participation of the current Volaris shareholders in the capital stock of the Company compared to their participation prior to the Closing, resulting in an approximate dilution of 50%); and
(iii)	the issuance of Class II Volaris Shares, Series B-1 and Series B-2, to be issued exclusively to certain specified shareholders of Volaris (through the conversion, on a share-by-share basis, of a portion of the underlying Volaris ordinary shares into ADSs and the resulting cancellation of such ADSs and the CPOs representing them), in order to grant them specific rights to appoint directors and to participate in the corporate governance of the Company, pursuant to the regime set forth in the Restated Bylaws. These Series B-1 and Series B-2 shares do not form part of the shares to be received by VIVA shareholders, nor do they modify the fundamental economic and corporate rights of the Series A common shares placed among the investing public; rather, they are part of the corporate governance structure agreed upon for the Company and applicable only to the shareholders who will receive them.

Volaris will continue to operate as a publicly traded corporation and its shares will remain registered in the RNV and listed on the BMV, while the ADSs will continue to be listed on the New York Stock Exchange, representing CPOs whose underlying asset is Volaris Class II, Series A shares. The capital stock increase to be carried out to issue the Volaris Shares to be delivered to VIVA shareholders will not modify the fundamental economic or corporate rights of the currently outstanding Volaris ordinary shares.

4.7.  Accounting Treatment of the Corporate Restructure

For purposes of the Unaudited Condensed Consolidated Pro Forma Financial Information, the Merger has been accounted for in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and is accounted for using the acquisition method in accordance with IFRS 3, Business Combinations.

In accordance with IFRS 3, the transaction has been designated as a reverse acquisition, which occurs when the entity that issues equity instruments (the legal acquirer) is identified as the accounting acquiree. This determination was made after considering the factors set forth in IFRS 3, particularly those relating to control of the combined entity resulting from the Merger. As a result, the accounting acquirer measures the identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date. Any excess of the consideration transferred over the fair value of the net identifiable assets acquired is recognized as goodwill. Upon receipt of the required regulatory approvals, the Company will account for the transaction using the acquisition method in accordance with IFRS 3 and will update the purchase price allocation as of that date, which may differ materially from the preliminary amounts recognized in these unaudited condensed consolidated pro forma financial statements.

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The pro forma adjustments have been determined to give effect to the pro forma transactions that are directly attributable to the Merger. The unaudited condensed consolidated pro forma financial statements reflect Volaris’ results as if the Merger had occurred on December 31, 2024 for purposes of the condensed consolidated pro forma statements of financial position and the condensed consolidated pro forma statement of operations. The actual results and related accounting to be reported in subsequent periods may differ materially from the pro forma amounts reflected in the unaudited condensed consolidated pro forma financial statements. Furthermore, such information is not intended to represent or project Volaris’ consolidated financial position or consolidated results of operations for any future period or as of any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Merger.

For accounting purposes, the consolidated financial statements of the merged entity will represent a continuation of Viva’s financial statements in its capacity as the accounting acquirer. Accordingly, Viva’s historical accounting records will form the basis of the post-merger consolidated financial statements.

For further information, see section “VIII. Management’s Discussion and Analysis of Results of Operations and Financial Condition of Volaris (pro forma)” of this Information Memorandum.

4.8.  Tax Consequences of the Corporate Restructure

Under Mexican law, a merger is the process by which one or more companies merge into and transfer all of their assets, liabilities and capital to another existing company, or even to another company that is incorporated by virtue of the merger.

The merger implies a universal transfer of the assets and liabilities of the non-surviving company to the surviving company, which absorbs all those rights and obligations within its assets and liabilities, under the same terms as those of the non-surviving company.

One of the main issues to consider under Mexican tax law is whether or not such transfers of assets from the non-surviving company to the surviving company are subject to federal and state taxes.

In this regard, Section IX of Article 14 of the CFF establishes that a transfer of assets is understood to be that which is carried out through a merger of companies, except in the cases referred to in Article 14-B of the same law.

Therefore, as a general rule, a merger of companies qualifies as a transfer for tax purposes in accordance with Article 14 of the CFF, except in those cases in which the requirements set forth in Article 14-B of the CFF are met.

Article 14-B of the CFF provides several requirements that must be complied with in order to consider that a merger does not qualify as a disposal for Mexican tax purposes, in general terms: (i) filing the merger notice with the Mexican tax authorities, (ii) the surviving company must continue performing the activities that were performed by the non-surviving company and the surviving company for a minimum period of one year following the merger, and (iii) the surviving company must file the tax returns for the year and the informative returns that correspond to the non-surviving company, corresponding to the year that ended due to the merger.

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Additionally, in the event that the merger becomes effective within 5 years after the completion of a previous merger or spin-off in which any of the companies participating in the merger has participated, it is mandatory to file an advance notice (authorization) before the Mexican tax authorities.

Therefore, and assuming that Volaris, being the surviving company, complies with each of the aforementioned requirements, the Merger is not expected to have federal tax effects of disposition or relevant tax implications for the shareholders. Volaris has confirmed that it will comply with all of the above requirements.

EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE CONSEQUENCES OF THE CORPORATE RESTRUCTURE UNDER APPLICABLE MEXICAN LAW.

[SPACE INTENTIONALLY LEFT BLANK]

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V.	Information Concerning the Parties Involved in the Corporate Restructure

5.1. Information of Volaris

5.1.1. Name of the Company

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

5.1.2. Business Description

Volaris was incorporated on October 27, 2005 under the laws of the United Mexican States, under the name Controladora Vuela Compañía de Aviación, S.A. de C.V.

Since the beginning of its operations in 2006, Volaris has increased its routes from 5 to more than 250 and has increased its efficient Airbus A320 family fleet from 4 to 143 as of December 31, 2024. Volaris currently operates on average up to 550 flight segments on routes connecting 44 cities in Mexico, 23 cities in the U.S., 4 in Central America and 2 in South America. Volaris has a significant presence in Mexico's largest airports (based on passenger numbers), including Cancun, Guadalajara, Mexico City and Tijuana.

The main cities that Volaris serves in the United States are the centers with the largest presence of Mexican communities, according to the Pew Hispanic Research Center. Additionally, Volaris’ operating subsidiary in Costa Rica, Vuela Aviación, began operations on December 1, 2016 and the operating subsidiary in El Salvador, Vuela El Salvador, began operations on September 15, 2021.

Volaris is one of the public airlines with the lowest cost structure worldwide considering CASM. In 2024, Volaris’ CASM was US$8.03 cents, compared to an average non-leg length adjusted CASM of US$10.29 cents for other Latin American public airlines, including Azul, Copa and LATAM. Volaris also has lower costs than its U.S.-listed target market competitors, including Alaska, Frontier, Spirit, American, Delta, JetBlue, Southwest, Allegiant and United, which had an unadjusted average CASM by stage length of US $14.61 cents in 2024.

With its ULCC business model, Volaris has grown significantly while maintaining a low CASM over the past several years. Volaris has achieved this through the efficient and consistent use of its fleet, a high level of asset utilization, a strong emphasis on direct sales and distribution channels, and a performance-based variable compensation structure. Volaris has a strong focus on low costs as part of its organizational culture, and believes it can further lower its CASM by adding new Airbus A320neo family aircraft and using its existing infrastructure to achieve economies of scale.

Volaris' ULCC business model and low CASM allows it to compete by offering low base fares to stimulate demand. Volaris uses its yield control system to set its fares in an effort to achieve adequate yields and load factors on each route it operates. Volaris uses promotional fares to stimulate demand.

During 2024, Volaris' average base fare was US$52.62 and regularly offers promotional fares starting at US$1.80 or US$0.98 for V.club members, excluding airport fees. Volaris has unbundled certain components of its air travel services as part of its strategy to allow its passengers to choose and pay for the products and services they want to use. This unbundling strategy has allowed Volaris to significantly increase its other service revenues as well as its total revenues.

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Volaris plans to continue using low base fares to stimulate additional passenger demand and increase its load factor. In 2024, Volaris' average load factor was 86.8%, compared with an average load factor of 84.1% for the other public Latin American airlines and 82.6% for its U.S.-listed target market competitors. A higher load factor helps Volaris generate other service revenues and additional total revenues, allowing it to further lower base fares and stimulate new demand.

In addition to low fares, Volaris’ goal is to provide an adequate and efficient flight experience for its passengers. Volaris makes efforts to offer its customers On-Time Performance in its air operations, which achieved an On-Time Performance of 83.6% in 2024. Volaris believes it has achieved strong brand recognition for its focus on providing added value and a positive travel experience to its customers. Volaris believes that its corporate culture of positive “customer relationship management” has been a key element of its success.

For more information about Volaris and its operations, please refer to the Volaris Annual Report (Mexico) and the Volaris 2024 Financial Statements, both available on the Volaris website https://ir.volaris.com/es/, on the BMV website https://www.bmv.com.mx and on the CNBV website https://www.gob.mx/cnbv. Investors may also consult the information included in the Volaris Form 20-F, available in English on the Volaris website https://ir.volaris.com/financial-information/sec-filings/ and on the SEC website https://www.sec.gov/edgar/search/.

5.1.3. Corporate Structure

The following diagram summarizes the corporate structure of Volaris and its subsidiaries, as well as the percentage of ownership and voting in each of such subsidiaries as of the date of this Information Memorandum:

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Subsidiaries incorporated in Mexico:

-	Volaris Opco is the operating airline subsidiary of Volaris in Mexico and internationally.
-	Comercializadora is primarily responsible for Volaris' loyalty program and other commercial matters, including marketing and advertising.
-	Volaris Opco, Volaris and Servicios Corporativos employ certain employees.
-	Servicios Corporativos provides specialized services to Volaris affiliates.

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-	Viajes Vuela provides travel agency services.
-	Comercializadora V. Frecuenta has not commenced operations and may be engaged in providing complementary services related to air travel.

Subsidiaries incorporated in other countries:

Vuela is the operating subsidiary in Guatemala and Servicios Earhart is responsible for hiring certain Volaris employees in Guatemala. Vuela, Servicios Earhart and GDS are incorporated in Guatemala. Vuela Aviación is the operating subsidiary in Costa Rica. Vuela El Salvador is the operating subsidiary in El Salvador.

On October 5, 2021, a stock assignment/purchase agreement was signed whereby the Company, through its subsidiaries Vuela and Servicios Earhart, acquired all of the capital stock of GDS. Vuela acquired four shares representing 80% of the subscribed and paid-in capital of GDS, while Earhart Services acquired one share representing 20% of the subscribed and paid-in capital of GDS. On June 13, 2022, Volaris increased the capital of GDS and issued 5,790 new shares, all of which were acquired by its subsidiary Vuela. Vuela’s current shares represent 99.98% of the subscribed capital of GDS, while Earhart Services’ current participation represents 0.02% of the subscribed capital of GDS. GDS has an Aeronautical Technical Services Operator Certificate and a Certificate/Operation Contract issued by the Dirección General de Aeronáutica Civil de Guatemala, which expires on July 26, 2026.

5.1.4. Volaris’ Evolution in the Last Year

Relevant Events - 2026

Volaris reports January 2026 traffic results: load factor of 85%.

On February 9, 2026, the Issuer announced that, in January 2026, Volaris’ ASM capacity increased by 4.3%, while RPMs for the month grew 2.1%. Mexican domestic RPMs declined 1.1%, while international RPMs increased 6.7%. Consolidated load factor decreased by 1.8 percentage points year-over-year to 84.8%. During the month, Volaris transported 2.7 million passengers.

Volaris reports December 2025 traffic results: load factor of 84%.

On January 8, 2026, the Issuer announced that, in December 2025, ASM capacity increased 9.5%, while RPMs for the month grew 5.1%. Mexican domestic RPMs increased 1.3%, while international RPMs rose 10.7%. Consolidated load factor decreased by 3.5 percentage points year-over-year to 84.1%. During the month, Volaris transported 3.0 million passengers.

Relevant Events - 2025

Volaris and VIVA announce the formation of a new Mexican airline group to accelerate the growth of air travel and connectivity in Mexico.

On December 18, 2025, the Issuer announced that it entered into the agreement to consummate the Merger described in this Information Memorandum.

Volaris reports November 2025 traffic results: load factor of 85%.

On December 4, 2025, the Issuer announced that, in November 2025, Volaris’ ASM capacity increased 5.8%, while RPMs for the month grew 3.9%. Mexican domestic RPMs increased 0.6%, while international RPMs rose 9.2%. Consolidated load factor decreased by 1.5 percentage points year-over-year to 85.3%. During the month, Volaris transported 2.7 million passengers.

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Volaris reports October 2025 traffic results: load factor of 86%.

On November 5, 2025, the Issuer announced that, in October 2025, Volaris’ ASM capacity increased 1.1%, while RPMs for the month declined 0.6%. Mexican domestic RPMs decreased 1.9%, while international RPMs rose 1.4%. Consolidated load factor decreased by 1.5 percentage points year-over-year to 85.9%. During the month, Volaris transported 2.6 million passengers.

Volaris announces the publication of the Integrated Annual Report 2024

On October 7, 2025, the Issuer announced that it published its Integrated Annual Report 2024, entitled “The Art of Transformation: Folding a Sustainable Future”.

Volaris reports September 2025 traffic results: load factor of 83%.

On October 7, 2025, the Issuer announced that, in September 2025, Volaris’ ASM capacity increased 2.9%, while RPMs for the month rose 1.0%. Mexican domestic RPMs increased 2.2%, while international RPMs declined 0.9%. Consolidated load factor decreased by 1.6 percentage points year-over-year to 83.4%. During the month, Volaris transported 2.4 million passengers.

Volaris reports August 2025 traffic results: load factor of 85%.

On September 3, 2025, the Issuer announced that, in August 2025, Volaris’ ASM capacity increased 4.7%, while RPMs for the month rose 1.9%. Mexican domestic RPMs declined 0.9%, while international RPMs increased 6.6%. Consolidated load factor decreased by 2.3 percentage points year-over-year to 84.7%. During the month, Volaris transported 2.7 million passengers.

Volaris reports July 2025 traffic results: load factor of 85%.

On August 7, 2025, the Issuer announced that, in July 2025, Volaris’ ASM capacity increased 6.0%, while RPMs for the month remained essentially flat. Mexican domestic RPMs declined 0.4%, while international RPMs increased 1.0%. Consolidated load factor decreased by 5.0 percentage points year-over-year to 84.9%. During the month, Volaris transported 2.8 million passengers.

Volaris reports June 2025 traffic results: load factor of 84%.

On July 8, 2025, the Issuer announced that, in June 2025, Volaris’ ASM capacity increased 0.6%, while RPMs for the month decreased 1.4%. Mexican domestic RPMs declined 2.0%, while international RPMs decreased 0.4%. As a result, the load factor decreased by 1.7 percentage points year-over-year to 83.9%. During the month, Volaris transported 2.4 million passengers.

Volaris reports May 2025 traffic results: load factor of 82%.

On June 4, 2025, the Issuer announced that, in May 2025, Volaris’ ASM capacity increased by 9.0% year-over-year, while RPMs for the month grew by 3.5%. Mexican domestic RPMs increased 5.7%, while international RPMs were effectively flat. As a result, the load factor decreased by 4.3 percentage points year-over-year to 81.8%. During the month, Volaris transported 2.5 million passengers.

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Volaris reports April 2025 traffic results: load factor of 82%.

On May 7, 2025, the Issuer announced that, in April 2025, Volaris’ ASM capacity increased by 16.9% year-over-year, while RPMs for the month grew by 12.7%. Mexican domestic RPMs increased 12.9%, while international RPMs increased 12.2%. As a result, the load factor decreased by 3.1 percentage points year-over-year to 81.6%. During the month, Volaris transported 2.6 million passengers.

Volaris reports March 2025 traffic results: load factor of 84%.

On April 7, 2025, the Issuer announced that, in March 2025, Volaris’ ASM capacity increased by 10.9% year-over-year, while RPMs for the month grew by 7.8%. Mexican domestic RPMs increased 9.9%, while international RPMs increased 4.6%. As a result, the load factor decreased by 2.4 percentage points year-over-year to 84.4%. During the month, Volaris transported 2.6 million passengers.

Volaris Announces Renewal of Market Maker Agreement with Casa de Bolsa Santander México

On March 27, 2025, the Issuer announced that it extended until March 28, 2026 the term of the market making agreement entered into with Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México. Under the terms of said agreement, the Market Maker will continue to take buy and sell bids in the daily sessions on the Series A shares, with ticker symbol “VOLAR”, on the Bolsa Mexicana de Valores, S.A.B. de C.V.

Volaris reports February 2025 traffic results: load factor of 85%.

On March 7, 2025, the Issuer announced that, in February 2025, Volaris’ ASM capacity increased by 3.4% year-over-year, while RPMs for the month grew by 2.5%. Mexican domestic RPMs increased 3.6%, while international RPMs rose 0.7%. As a result, the load factor decreased by 0.7 percentage points year-over-year to 85%. During the month, Volaris transported 2.2 million passengers.

Volaris reports January 2025 traffic results: load factor of 87%.

On February 6, 2025, the Issuer announced that, in January 2025, Volaris’ ASM capacity increased by 4.7% year-over-year, while RPMs for the month grew by 2.9%. Mexican domestic RPMs rose 0.9%, while international RPMs increased by 5.9%. As a result, the load factor decreased by 1.5 percentage points year-over-year to 86.6%. During the month, Volaris transported 2.6 million passengers.

Volaris reports December 2024 traffic results: load factor of 88%.

On January 8, 2025, the Issuer announced that, in December 2024, Volaris' ASM capacity decreased by 4.5% year-over-year due to the Pratt & Whitney engine inspections, slightly better than forecast as we recovered more engines than anticipated. Volaris transported 2.8 million passengers during the month with a load factor of 87.6%, a 2.2% increase from last year. RPMs for the month declined by 2.1%, with Mexican domestic RPMs down 8.3%, while international RPMs increased by 9.0%.

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5.1.5. Capital Stock

As of the date of this Information Memorandum, the subscribed and paid-in capital stock of Volaris amounts to $3,426,405,205.16. The shares representing the capital stock are divided as follows:

•	Class “I” Series “A” comprised of 24,180 common and nominative shares; and.
•	Class “II” Series “A” comprised of 1,165,952,497 common and nominative shares.
o	Class “I” Series "B" comprised of 0 common and nominative shares; and
o	Class “II” Series "B" comprised of 0 common and nominative shares.
•	In addition, Volaris has registered ADSs. 1 ADS represents 10 CPOs, and each CPO has as its underlying 1 Volaris Class II, Series A Share.
•	No proportion of the capital stock has been paid in kind in the last three fiscal years.
•	The amount of capital stock has not been reduced in the last three years.

For further information on the capital structure of Volaris, please refer to the Volaris Annual Report (Mexico) and the Volaris 2024 Financial Statements, both available on the Volaris website https://ir.volaris.com/es/, on the Stock Exchange website https://www.bmv.com.mx and on the CNBV website https://www.gob.mx/cnbv. Investors may also consult the information included in the Volaris Form 20-F, available in English on the Volaris website https://ir.volaris.com/financial-information/sec-filings/ and on the SEC website https://www.sec.gov/edgar/search/.

5.1.6. Relevant Changes in Volaris’ Financial Statements

Since the publication of Volaris' Annual Report (Mexico) for the year ended December 31, 2024, the Volaris Quarterly Report for the Fourth Quarter of 2025 and considering the subsequent relevant events disclosed by Volaris, Volaris’ financial statements have not undergone any relevant changes.

5.2. Information of VIVA

5.2.1. Name of the Company

Grupo Viva Aerobus, S.A. de C.V.

5.2.2. Business Description

Grupo Viva Aerobus was incorporated on February 9, 2006, pursuant to the laws of Mexico.

VIVA was established in 2006 as a digital, data-driven, customer-focused ultra-low-cost airline by its co-founders, Grupo IAMSA, a leading ground transportation company in Mexico, and Irelandia Aviation (led by Tony and Declan Ryan), global pioneers of the ULCC model. This partnership combined Irelandia Aviation’s expertise in developing and operating the ULCC business model with Grupo IAMSA’s deep knowledge of the Mexican transportation market and Mexican consumers.

In December 2016, after 10 successful years of partnership, Grupo IAMSA acquired Irelandia Aviation’s ownership interest in Grupo Viva Aerobus.

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Since its founding, VIVA has rapidly expanded its presence in the domestic and international Mexican air travel market, growing from 10 domestic routes and a fleet of two aircraft in 2006 to 138 domestic routes and 46 international routes, with a fleet of 90 Airbus A320 family aircraft as of December 31, 2024. As of year-end 2024, it served 184 routes through nine operational bases strategically located in Mexico’s most important air travel hubs.

VIVA is a ULCC that has implemented a successful business model focused on operational simplicity, allowing it to stimulate demand through its ultra-low-cost structure and its portfolio of unbundled services to provide low fares in the markets in which it operates. The success of its low-cost model has translated into rapid growth, currently operating more than 400 daily flights and serving approximately 184 scheduled routes with one of the youngest fleets in Mexico.

VIVA primarily focuses on domestic air service within Mexico, which is a large and underpenetrated market and one of the fastest-growing passenger air travel markets in the world, having grown at multiples above Mexico’s real GDP.

In 2008, VIVA began international operations, and as of December 31, 2024, it served 13 international destinations in the United States, including some of the most popular destinations for travelers “Visiting Friends and Relatives” and leisure travelers flying to the United States, as well as Hispanic travelers “Visiting Friends and Relatives” flying to Mexico.

As a result of its ultra-low-cost business model, VIVA operates with one of the lowest cost structures among major global airlines based on CASM in 2024 of US$8.90 cents, while offering one of the lowest base fares in Mexico during the same period, at US$52.1, based on publicly available company information.

Aligned with the goal of democratizing air travel in Mexico, VIVA firmly believes that no passenger should subsidize another passengers’ travel requirement. Therefore, each passenger can choose from a wide range of products and services, those that best suit his or her travel experience. Its business strategy is based on “Flex-Sí-bilidad” recognizing that each passenger has different needs and, therefore, VIVA offers a personalized experience tailored to the specific travel needs of its passengers.

VIVA’s business model is designed for price-sensitive passengers traveling for leisure and/or “Visiting Friends and Relatives”, as well as for cost-conscious Small and Medium-Sized Enterprises (SMEs), providing these customers with several essential elements for air travel: low fares, on-time service, direct booking, leading customer service, payment options, a point-to-point network and a modern fleet. It complements its low fares with a broad range of highly profitable ancillary products and services that allow customers to tailor their product selection, providing the best experience at the right price for them.

For the fiscal year ended December 31, 2024, VIVA’s base fare was U.S.$52.1, excluding airport fees. Similar to Volaris, VIVA intends to continue offering low fares to stimulate demand. In 2024, VIVA reported a load factor of 87.3%.

5.2.3.  Corporate Structure and Capital Stock Structure.

As of the date of this Information Memorandum, the capital stock of VIVA amounts to $983,360,694.00, which is fully subscribed and paid-in.

As of the date of this Information Memorandum, the capital stock of VIVA is represented by:

(i)	77 Class I shares, Series “A-1”, ordinary, nominative, without par value, fully subscribed and paid;

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(ii)	517,717 Class II shares, Series “A-1”, common, nominative, without par value, fully subscribed and paid;

(iii)	329,475 Class II, Series “A-2” shares, common, nominative, without par value, fully subscribed and paid;

(iv)	0 Class II, Series “B-1” ordinary, nominative shares, without par value, fully subscribed and paid;

(v)	63,330 Class II, Series “B-2”, ordinary, nominative shares, without par value, fully subscribed and paid;

(vi)	51,000 Class II, Series “C-1” shares, special, nominative, without par value, fully subscribed and paid, without voting rights and with limited corporate rights but with full economic rights;

(vii)	38,401 Class II, Series “C-2” special, nominative shares, without par value, fully subscribed and paid, without voting rights and with limited corporate rights but with full economic rights; and

(viii)	88,241 Class II, Series “B-2,” ordinary, nominative, without par value, held in treasury.

It is expected that prior to the Closing, VIVA will carry out a “split” of the VIVA Shares, in order to equalize the number of VIVA Shares with the number of Volaris Shares, so that the capital stock of VIVA will be adjusted as a result of the above.

Below is a simplified diagram of VIVA's relevant subsidiaries in Mexico:

Grupo Viva Aerobus, S.A. de C.V.
99.99999%
99.9999995%
99%
Aeroenlaces Nacionales, S.A. de C.V.
0.0000005%
VB MRO Tech Services, S.A. de C.V.
PLV Fans Rewards, S.A. de C.V.
1%
0.00001%
99.999999%
Viva Handling, S.A. de C.V.
0.000001%

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Aeroenlaces Nacionales, S.A. de C.V. is VIVA's airline operating subsidiary in Mexico and the U.S.

VB MRO Tech Services, S.A. de C.V. is a corporation incorporated under the laws of Mexico. It is in the process of obtaining permits from the authorities and therefore has no operations at the present time. Currently, VIVA performs part of its maintenance, repair, and overhaul (MRO) services in its own hangars, avoiding the use of external MRO providers because it is more costly and complex in terms of slot availability and execution times. VB MRO was created by VIVA to separate the air service business from the provision of maintenance services, and is contemplated solely to serve VIVA. Thus, once the necessary permits to operate are obtained, VB MRO will service the aircraft operated by VIVA (and, after the Transaction, by the Surviving Company) to ensure that the fleet is maintained in safe and operational condition, complying with strict industry regulations.

PLV Fans Rewards, S.A. de C.V. is a corporation incorporated under the laws of Mexico, in charge of operating and managing the fleet in a safe and secure condition, in compliance with strict industry regulations. Mexico, in charge of operating and administering VIVA's free loyalty program, known as “Doters”. Through Doters, VIVA seeks to reward the loyalty of its customers through the accumulation of “Doters Points”. For more information, please refer to the following website, on the understanding that it is not part of this Notice: https://www.doters.com/.

Viva Handling, S.A. de C.V. is a corporation incorporated under the laws of Mexico, which began operations in June 2025 at Monterrey International Airport. It was created to internalize VIVA's ground operations services (i.e., tarmac handling, baggage handling, dispatching and passenger assistance), as VIVA currently depends on third parties for these services. Based on the results at Monterrey International Airport, VIVA will evaluate the transition of Viva Handling to other airports in the country.

5.2.4.  VIVA's Evolution in the Last Year

Relevant events – 2026

January 2026 Traffic Report: Passengers increased by 3.7%, reaching a load factor of 83.5%.

On February 11, 2026, VIVA announced preliminary traffic results for the month of January 2026. During such month, passenger traffic reached 2.5 million, representing an increase of 3.7% compared to January 2025. Total capacity, measured in ASMs, increased by 1.9% compared to January 2025, reflecting a 2.6% increase in domestic capacity and a 0.5% decrease in international capacity. RPMs decreased by 0.1%, driven by a 5.2% decrease in the international market, offset by a 1.2% increase in the domestic market. The load factor stood at 83.5%, decreasing by 1.9 percentage points year-over-year.

December 2025 Traffic Report: Passengers increased 4.3% reaching a load factor of 82.8%.

On January 12, 2026, VIVA announced preliminary traffic results for the month of December 2025. During that month, passenger traffic totaled 2.7 million, which represents an increase of 4.3% compared to December 2024. Total capacity at ASMs grew 5.8% compared to December 2024, reflecting a 5.2% increase in domestic capacity and an 8.0% increase in international capacity. RPMs increased 0.8%, driven by a 1.0% growth in the domestic market, offset by a 0.2% decrease in the international market. The load factor stood at 82.8%, decreasing by 4.2 percentage points year-over-year.

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Relevant events - 2025

VIVA contracts US$300 million in financing

On December 31, 2025, VIVA announced the signing of a US$300,000,000.00 senior secured term loan facility backed by USD denominated and settled credit and debit card collection rights generated by the sale of passenger tickets and other related services. SMBC, Santander and Bladex acted as joint lead arrangers and joint bookrunners.

PCR Verum ratified the ´1/M´ rating for VIVA's Short-Term Program.

On December 24, 2025, VIVA informed that PCR Verum ratified the ‘1/M’ rating corresponding to its short term notes program (programa de certificados bursátiles de corto plazo). As of such date, there were no outstanding notes (certificados bursátiles).

Viva and Volaris announce the creation of a new Mexican Airlines Group to accelerate aviation growth and connectivity in Mexico.

On December 18, 2025, VIVA announced that it reached an agreement to consummate the Merger described in this Information Memorandum.

November 2025 Traffic Report: Passengers increased 4.8% reaching a load factor of 85.2%.

On December 11, 2025, VIVA announced preliminary traffic results for the month of November 2025. During that month, passenger traffic totaled 2.6 million, which represents an increase of 4.8% compared to November 2024. Total capacity at ASMs grew 4.9% compared to November 2024, reflecting a 5.1% increase in domestic capacity and a 3.7% increase in international capacity. RPMs increased 2.3%, driven by a 3.1% growth in the domestic segment, offset by a 1.8% decrease in the international segment. Occupancy factor stood at 85.2%, decreasing by 2.2 percentage points year-over-year.

Changes to the Board of Directors

On December 2, 2025, VIVA announced the departure of Laura Cruz as an independent member of its Board of Directors. Ms. Cruz’s departure was due to the expiration of the term for which she had been appointed.

HR Ratings Affirms HR1 Rating for Grupo Viva Aerobus’ Short-Term Program

On November 12, 2025, VIVA announced that HR Ratings affirmed the HR1 rating assigned to its short-term certificados bursátiles program.

October 2025 Traffic Report: Passengers increased 6.6%, reaching a load factor of 88.0%.

On November 12, 2025, VIVA announced preliminary traffic results for the month of October 2025. During that month, passenger traffic totaled 2.5 million, which represents an increase of 6.6% compared to October 2024. Total capacity at ASMs grew by 2.4% compared to October 2024, reflecting a 1.6% increase in domestic capacity and a 6.2% increase in international capacity. RPMs increased 2.6%, driven by 2.7% and 2.2% growth in the domestic and international markets, respectively. Load factor stood at 88%, increasing by 0.3 percentage points year-over-year.

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September 2025 Traffic Report: Passengers increased 3.4% to reach a load factor of 86.1%.

On October 10, 2025, VIVA announced preliminary traffic results for the month of September 2025. During that month, passenger traffic totaled 2.4 million, an increase of 3.4% compared to September 2024. Total capacity at ASMs grew 0.7% compared to September 2024, reflecting a similar level in domestic capacity and 0.9% growth in international capacity. RPMs decreased 1.5%, driven by a 2.0% decrease in the domestic market, offset by a 4.3% increase in the international market. Load factor stood at 86.1%, decreasing by 2.0 percentage points year-over-year.

August 2025 Traffic Report: Passengers increased 8.2% to reach a load factor of 89.5%.

On September 12, 2025, VIVA announced preliminary traffic results for the month of August 2025. During that month, passenger traffic totaled 2.7 million, which represents an increase of 8.2% compared to August 2024. Total capacity at ASMs grew 4.9% compared to August 2024, reflecting a 3.8% increase in domestic capacity and a 9.8% increase in international capacity. RPMs increased 5.3%, driven by 4.4% growth in the domestic market and 9.5% growth in the international market. Load factor stood at 89.5%, increasing by 0.3 percentage points year-over-year.

July 2025 Traffic Report: Passengers increased 7.8%, reaching a load factor of 88.6%.

On August 12, 2025, VIVA announced preliminary traffic results for the month of July 2025. During that month, passenger traffic totaled 2.7 million, which represents an increase of 7.8% compared to July 2024. Total capacity at ASMs grew 10.1% compared to July 2024, reflecting an 8.5% increase in domestic capacity and a 17.5% increase in international capacity. RPMs increased 6.3%, driven by 5.6% growth in the domestic segment and 9.7% growth in the international segment. The occupancy factor stood at 88.6%, decreasing by 3.4 percentage points year-over-year.

Changes in the Board of Directors.

On July 24, 2025, VIVA announced the appointment of 3 new members to its Board of Directors, effective July 23, 2025: Eduardo Solórzano became an independent director, while José Alfredo Ruiz and Francisco Daniel Rodríguez became proprietary directors.

June 2025 Traffic Report: Passengers increased 6.1%, reaching a load factor of 86%.

On July 11, 2025, VIVA announced preliminary traffic results for the month of June 2025. During that month, passenger traffic totaled 2.5 million, which represents an increase of 6.1% compared to June 2024. Total capacity at ASMs grew 6.8% compared to June 2024, reflecting a 6.1% increase in domestic capacity and a 9.8% increase in international capacity. RPMs increased 3.7%, driven by 3.1% growth in the domestic market and 6.8% growth in the international market. The load factor stood at 86.0%, decreasing by 2.7 percentage points year-over-year.

May 2025 Traffic Report: Passengers increased 9% to reach a load factor of 84.8%.

On June 11, 2025, VIVA announced preliminary traffic results for the month of May 2025. During that month, passenger traffic totaled 2.5 million, an increase of 9% compared to May 2024. Total capacity at ASMs grew 6.6% compared to May 2024, reflecting a 4.2% increase in domestic capacity and an 18.2% increase in international capacity. RPMs increased 6.4%, driven by 4.4% growth in the domestic market and 17.6% growth in the international market. The load factor stood at 84.8%, decreasing by 0.5 percentage points year-over-year.

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April 2025 Traffic Report: Passengers increased 17.6%, reaching a load factor of 86.6%.

On May 12, 2025, VIVA announced preliminary traffic results for the month of April 2025. During said month, passenger traffic totaled 2.5 million, which represents an increase of 17.6% with respect to April 2024. Total capacity at ASMs grew 10.4% compared to April 2024, reflecting a 6.4% increase in domestic capacity and a 29.8% increase in international capacity. RPMs increased 14.5%, driven by 11.0% growth in the domestic market and 34.3% growth in the international market. The load factor stood at 86.6%, increasing by 2.8 percentage points year-over-year.

March 2025 Traffic Report: Passengers increased 12.2%, reaching a load factor of 85.9%.

On April 11, 2025, VIVA announced preliminary traffic results for the month of March 2025. During said month, passenger traffic totaled 2.4 million, which represents an increase of 12.2% with respect to March 2024. Total capacity at ASMs grew 8.0% compared to March 2024, reflecting a 6.6% increase in domestic capacity and a 14.5% increase in international capacity. RPMs increased 7.0%, driven by 6.7% growth in the domestic market and 8.8% growth in the international market. The load factor stood at 85.9%, decreasing by 0.6 percentage points year-over-year.

February 2025 Traffic Report: Passengers increased 9.5%, reaching a load factor of 83.0%.

On March 12, 2025, VIVA announced preliminary traffic results for the month of February 2025. During said month, passenger traffic totaled 2.1 million, which represents an increase of 9.5% compared to February 2024. Total capacity at ASMs grew 8.7% compared to February 2024, reflecting a 7.4% increase in domestic capacity and a 14.2% increase in international capacity. RPMs increased 5.3%, driven by 2.9% growth in the domestic market and 18.3% growth in the international market. The load factor stood at 83.0%, decreasing by 2.6 percentage points year-over-year.

January 2025 Traffic Report: Passengers increased 10.6%, reaching a load factor of 85.4%.

On February 12, 2025, VIVA announced preliminary traffic results for the month of January 2025. During said month, passenger traffic totaled 2.4 million, which represents an increase of 10.6% with respect to January 2024. Total capacity at ASMs grew 9.2% compared to January 2024, reflecting a 5.7% increase in domestic capacity and a 25.5% increase in international capacity. RPMs increased 8.5%, driven by 4.4% growth in the domestic market and 29.0% growth in the international market. The load factor stood at 85.4%, decreasing by 0.4 percentage points year-over-year.

December 2024 Traffic Report: Passengers increased 13.3% to reach a load factor of 87.1%.

On January 10, 2025, VIVA announced preliminary traffic results for the month of December 2024. During that month, passenger traffic totaled 2.6 million, representing an increase of 13.3% compared to December 2023. Total capacity at ASMs grew 7.5% compared to December 2023, reflecting a 4.0% increase in domestic capacity and a 22.6% increase in international capacity. RPMs increased 10.9%, driven by 6.3% growth in the domestic market and 33.8% growth in the international market. The load factor stood at 87.1%, increasing by 2.1 percentage points year-over-year.

5.2.5.  Relevant Changes in VIVA’s Financial Statements

Since the publication of VIVA's Annual Report for the year ended December 31, 2024, the VIVA Quarterly Report for the Fourth Quarter of 2025 and considering the subsequent relevant events disclosed by VIVA, VIVA's financial statements have not undergone relevant changes.

[SPACE INTENTIONALLY LEFT BLANK].

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VI.	Risk Factors

The Company has identified the following risks related to the Corporate Restructure that could significantly affect its performance and profitability, as well as influence the price of the Volaris Shares. For more information on additional risks applicable to Volaris, please refer to the Volaris Annual Report (Mexico) and Volaris' 2024 Financial Statements, both available on Volaris' website https://ir.volaris.com/es/, on the Stock Exchange's website www.bmv.com.mx and on the CNBV's website www.gob.mx/cnbv.

The risks and uncertainties described below are not the only risks that may affect Volaris’ performance and profitability and influence the price of Volaris Shares. There are other risks and uncertainties that are not known or are not currently considered significant and that, if they materialize or worsen, could have an adverse effect on Volaris or on the price of Volaris Shares.

Risks Related to the Corporate Restructure

The issuance of Volaris Shares to VIVA shareholders in the Corporate Restructure will substantially reduce the percentage ownership interests of Volaris stockholders.

If the Corporate Restructure is completed, it is expected that, on a fully diluted basis, approximately 1,078,528,426 Volaris Shares will be issued to VIVA shareholders, consisting of 1,055,208,892 Class II, Series A shares and 23,319,534 Class II, Series B shares. In addition, 87,448,251 Class II, Series A Volaris Shares will be issued and held in treasury as Reserved Shares to support the potential conversion of the CarVal Notes.

Following the completion of the Corporate Restructure, existing Volaris stockholders are expected to own approximately 50% of the outstanding capital stock of Volaris, and former VIVA shareholders are expected to own approximately 48% of the outstanding capital stock of Volaris (with approximately 2% of the outstanding capital stock of Volaris held in treasury as Reserved Shares).

The issuance of Volaris Shares to VIVA shareholders in the Corporate Restructure will cause a significant reduction in the relative percentage ownership interest of the current stockholders of Volaris in earnings, voting, liquidation value and book and market value.

The proposed Corporate Restructure could affect the market price of Volaris Shares.

If and when the Merger becomes effective, VIVA will cease to exist as the non-surviving entity and its shares will be cancelled, while Volaris, as the continuing and surviving entity, will increase its capital stock in accordance with the terms set forth in the Merger Agreement. The purpose of such capital increase will be to reflect, for accounting purposes, the incorporation of VIVA's equity into Volaris and will not imply the issuance of shares to be offered to the investing public nor will it modify the ownership interests of the current shareholders of Volaris beyond (i) the dilution that they will suffer due to the issuance of the additional shares derived from the capital increase and (ii) the issuance of Volaris Class II Shares, Series B-1 and Series B-2, respectively, which will be issued exclusively to certain specified shareholders of Volaris (through the conversion, on a share-by-share basis, of a portion of the underlying Volaris ordinary shares into ADSs and the resulting cancellation of such ADSs and the CPOs representing them).

Notwithstanding the foregoing, the implementation of the Corporate Restructure could be perceived negatively by some investors or generate uncertainty as to its corporate, operational or financial effects. Consequently, the market price of Volaris Shares could experience fluctuations, which there can be no assurance will be positive. Such fluctuations could cause investors to lose some or all of their investment in Volaris Shares.

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The Company is subject to business uncertainties and contractual restrictions while the Corporate Restructure is pending, which could adversely affect its business and operations.

Due to ongoing uncertainty about the Corporate Restructure, it is possible that some customers, suppliers and other persons with whom the Company has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with the Company, which could negatively affect its revenues, as well as the market price of Volaris Shares, regardless of whether the Corporate Restructure is completed.

Under the terms of the BCA, the Company is subject to certain restrictions on the conduct of its business prior to completing the Corporate Restructure, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect its business and operations prior to the completion of the Corporate Restructure.

The Corporate Restructure is subject to approval of Volaris shareholders as well as the satisfaction of other closing conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all.

Completion of the Corporate Restructure is subject to a number of closing conditions, including: (i) the approval of the Corporate Restructure at the Extraordinary General Shareholders' Meeting of Volaris; (ii) the CNIE Approval from Mexico's National Foreign Investment Commission; (iii) the Antitrust Approvals, including the expiration or early termination of the waiting period under the HSR Act, the authorization of the CNA (Mexico), and the authorization of Aerocivil (Colombia); (iv) the Update Registration Approval from the CNBV; and (v) the resolution of the Board of Governors of the CNBV exempting certain VIVA shareholders from the obligation to conduct a tender offer in connection with the Merger.

No assurance can be provided that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, even if all required consents and approvals can be obtained and all closing conditions are satisfied (or waived, if applicable), no assurance can be provided as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Corporate Restructure. Many of the conditions to completion of the Corporate Restructure are not within the Company's control, and it cannot predict when or if these conditions will be satisfied (or waived, if applicable). Any adverse consequence of the Corporate Restructure could be exacerbated by any delays in completion of the Corporate Restructure or termination of the BCA.

Failure to successfully integrate the businesses of Volaris and VIVA in the expected timeframe may adversely affect the combined company's future results.

The Company entered into the BCA with the expectation that the Corporate Restructure will result in various benefits, including certain cost savings and operational efficiencies or synergies. To realize these anticipated benefits, the Company's businesses and VIVA's business must be successfully integrated. Historically, Volaris and VIVA have been independent companies, and they will continue to be operated as such until the completion of the Corporate Restructure.

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The integration may be complex and time consuming and may require substantial resources and effort. The management of the combined company may face significant challenges in consolidating the Company's operations and VIVA's operations, integrating the two companies' technologies, procedures, and policies, as well as addressing the different corporate cultures of the two companies. If the companies are not successfully integrated, the anticipated benefits of the Corporate Restructure may not be realized fully or at all, or may take longer to realize than expected.

Opposition by shareholders or creditors to the Merger.

Pursuant to the LGSM, a quorum for the valid installation and/or voting of the Extraordinary General Shareholders’ Meeting of Volaris to approve the Merger or any matters related thereto may not be obtained in accordance with the provisions of the BCA. Any creditor with a legal interest may initiate legal proceedings before the Mexican courts to oppose the Merger. In connection with such opposition, the Merger may be temporarily suspended if the party initiating the proceeding guarantees by means of a bond the damages that could be caused to Volaris as a result of the opposition. The temporary suspension may continue until there is a judicial resolution that the opposition is unfounded, or when an agreement is reached between the opposing party and Volaris. After such period has elapsed, no creditor or shareholder may oppose the Merger.

The legal grounds on which it is possible to oppose a Merger, and the measures that a court may impose if such opposition is sustained, are not specified in Mexican corporate law and there is no case law on the subject. Volaris cannot anticipate whether anyone will oppose the Merger or, if so, what criteria the Mexican courts will follow in conducting the opposition, what steps will be taken in the conduct of the proceeding or what measures will be imposed.

If the Corporate Restructure is not completed, the Company will have incurred substantial costs that may adversely affect its financial results and operations and the market price of Volaris Shares.

If the Corporate Restructure is not completed, the price of Volaris Shares may decline to the extent that the current market price of Volaris Shares reflects a market assumption that the Corporate Restructure will be completed. Volaris and VIVA have incurred and will continue to incur substantial costs in connection with the Corporate Restructure, primarily those related to accounting, tax, legal and other professional services. In addition, the Company has diverted significant management resources in an effort to complete the Corporate Restructure and is subject to restrictions contained in the BCA on the conduct of its business during the pendency of the Corporate Restructure. If the Corporate Restructure is not completed, the Company will have received little or no benefit in respect of such costs incurred. Further, if the Corporate Restructure is not completed, the Company may experience negative reactions from the financial markets and from its suppliers, customers and employees. Each of these factors may adversely affect the trading price of Volaris Shares and its financial results and operations.

Volaris may face difficulties in financing its operations and investments after the Merger, which could have an adverse impact on its business and results.

Volaris may need to issue debt or additional equity to fund working capital and capital expenditures or make acquisitions and other investments after the Corporate Restructure. There can be no assurance that debt or equity financing will be available to Volaris on acceptable or absolute terms. If Volaris is unable to obtain sufficient financing on acceptable terms, its financial condition and results of operations could be adversely affected.

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Volaris is primarily a holding company and is dependent on the operating results of its subsidiaries and joint ventures.

Volaris depends primarily on the operating results of its subsidiaries and, upon consummation of the Merger, will also depend on the operating results of VIVA’s subsidiaries that will become subsidiaries of Volaris as a result of the Transaction. Each of Volaris’ subsidiaries (and each of VIVA’s subsidiaries) is a separate legal entity and in some cases Volaris’ ability to receive cash from them is subject to legal and contractual restrictions. Volaris’ ability to pay dividends and meet its debt payments and other obligations depends primarily on the cash flow generated by its subsidiaries (including VIVA’s subsidiaries that will become subsidiaries of Volaris upon consummation of the Transaction) and on their ability to make cash available to Volaris in the form of interest payments, debt payments or dividends, among other ways. Each of the aforementioned subsidiaries is a separate legal entity and, under certain circumstances, has legal, tax and contractual restrictions that could limit its ability to make cash available to Volaris.

Except for the revolving credit facility with Santander and Bancomext, in which Volaris is a guarantor, which could limit its ability to declare and pay dividends in the event of a default under such facility, neither Volaris nor any of its subsidiaries has relevant contractual limitations to pay principal, interest and dividends, and any financial or other agreement in the future imposing such limitations could affect Volaris’ ability to pay its own expenses and debts.

In addition, Volaris is a holding company with no tangible assets of its own, as all assets relevant to the provision of administrative and technical services, as well as those used to operate concessions, licenses and authorizations, are held through its subsidiaries. As a consequence, Volaris depends almost exclusively on the value of the shares of its subsidiaries and their brands as its main assets at the controlling level. In this regard, any payment obligations assumed by Volaris, including dividends or payments derived from financing, will be subject to the availability of cash in its subsidiaries and the existence of sufficient cash flows that can be legally and contractually transferred to Volaris. Such transfers may be limited by corporate or legal requirements, as well as by the terms of the agreements governing the debt of Volaris or its subsidiaries.

As a primarily holding company, Volaris’ ability to satisfy its payment obligations to its creditors depends on the payments it receives from its subsidiaries and its ability to participate in the distribution of their income. In some cases, Volaris’ right, and therefore the right of its creditors, to participate in the subsidiaries’ revenue sharing may be effectively subordinated to the payment obligations of certain creditors of the subsidiaries under applicable contracts and law.

Any adverse change in the financial condition or results of operations of Volaris’ subsidiaries could have a material adverse effect on Volaris’ business, financial condition, results of operations, cash flows and prospects, as well as on the market price of the Volaris Shares.

If the Merger is not consummated for any reason, Volaris and VIVA will continue to operate, compete and exist as separate entities.

In the event that the Merger cannot be consummated for any reason, Volaris and VIVA would continue to operate as separate companies, maintaining separate corporate structures, business models, asset bases, administrative systems and contractual obligations, and competing with each other. In this scenario, the expected benefits of the corporate integration envisioned in the Corporate Restructure, including operating efficiencies, structural simplification, equity consolidation and corporate governance alignment proposed for Volaris as of the Closing, would not materialize.

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In addition, the failure to complete the Closing could create market uncertainty, affect investor and counterparty expectations, and result in additional costs associated with the unconsummated restructuring, which could adversely affect Volaris’ results of operations, financial condition and prospects. Such circumstances could have an adverse effect on the market price of Volaris Shares.

If the terms of the CarVal Notes and Note Purchase Agreement are not amended prior to or as of the Closing, Volaris may be required to repurchase the CarVal Notes.

The Transaction may constitute a “Change of Control” under the terms of the CarVal Notes, which, if applicable, would require that Volaris, as successor in interest to VIVA, launches an offer to repurchase the CarVal Notes in accordance with their terms.

In addition, certain terms of the CarVal Notes may not be compatible with a company whose shares are listed on a stock exchange. Although VIVA is obligated under the BCA to amend the terms of the CarVal Notes and related agreements prior to Closing, including to address any such terms, there can be no assurance that such amendments will actually be completed prior to the Closing.

Changes in applicable law may affect the obligations under the Transaction.

Volaris and VIVA must comply with all applicable laws, including anti-corruption and anti-money laundering laws. Any failure to comply with these laws could result in significant penalties, damages to the parties and possible invalidity of the Transaction agreements, including the BCA. In addition, any change in applicable law could adversely affect the viability of the Transaction.

Risks related to the Volaris Shares

It is difficult to predict the trading price of the Company's shares after the Merger.

The trading price of the Volaris Shares could fluctuate significantly as a result of a number of factors, including, among others, the following:

-	changes in the market valuation of other companies providing similar services;
-	economic, regulatory, political or market conditions in Mexico, the U.S. or other countries;
-	industry conditions or trends;
-	availability of routes and take-off and landing times at airports;
-	the introduction of new services by Volaris or its competitors;
-	actual or potential health and safety standards in air transportation and related services;
-	Volaris’ anticipated annual and quarterly operating results and historical performance;
-	variations between actual, actual or projected results and analysts’ and investors’ expectations;
-	announcements made by Volaris or third parties, as well as events affecting its business;
-	technological changes that affect the aircraft used by Volaris;
-	announcements, results or actions taken by Volaris’ competitors;
-	changes in technology affecting Volaris’ aircraft;
-	the perception of investors with respect to Volaris or the services it provides;
-	changes in financial or economic estimates made by securities analysts;
-	announcements of significant transactions or capital commitments by Volaris;
-	currency devaluation or imposition of capital controls;
-	the entry or departure of senior management;

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-	the future sale of ADSs or Series A shares of Volaris;
-	strategic actions by Volaris or its competitors, including acquisitions or restructurings;
-	accidents, health concerns, pandemics or other events affecting airline operations;
-	media reports or publications regarding the safety of aircraft operated by Volaris or the type of aircraft it uses;
-	changes in the price of fuel;
-	announcements related to the availability and reliability of the type of aircraft and engines used by Volaris;
-	changes in government trade policies, including the imposition of tariffs;
-	the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, fuel prices and our business;
-	changes in financial estimates or recommendations of securities analysts or the failure to meet the performance expectations set by such analysts; or
-	the sale of Volaris Shares or other acts by investors with significant positions.

Many of these factors are beyond Volaris’ control. Market and industry factors could adversely and materially affect the market price of Volaris Shares and ADSs, regardless of the Company’s operating performance.

The securities markets in general have experienced substantial volatility that is often unrelated to the operating performance of particular companies. These types of fluctuations in major markets could adversely affect the market price of Volaris Shares. In the past, shareholders have brought class action lawsuits against issuers following periods of high volatility in the price of their securities. Any similar litigation against Volaris could result in significant costs, divert management's attention and resources and adversely affect its business, financial condition or results of operations.

The combined post-merger value of the Volaris Shares and the VIVA Shares may not be equal to the pre-merger value of both shares.

The Company cannot assure that the combined post-merger trading prices of the Volaris Shares and the VIVA Shares will be equal to or greater than the price of both shares prior to the Corporate Restructure.

The price and trading volume of the Volaris Shares and the ADSs could fluctuate significantly due to the low relative liquidity of the BMV.

The BMV is one of the largest exchanges in Latin America in terms of market capitalization of listed issuers, but remains relatively illiquid and volatile compared to other major foreign securities markets. Although the public participates in securities trading on the BMV, a substantial portion of such trading is conducted by or on behalf of institutional investors.

The trading volume of securities issued by Mexican companies is generally lower than that observed in developed markets, which may limit the ability of holders of Volaris Shares to sell them at the desired time or at the desired prices, adversely affecting the trading price of the Volaris Shares and, consequently, that of the ADSs.

Lack of analyst coverage or negative reports on Volaris could affect the trading price and volume of Volaris Shares and the ADSs.

The market price of Volaris Shares depends, in part, on the coverage and reports published by securities or industry analysts. If one or more analysts downgrade Volaris Shares, publish unfavorable reports or contain material misstatements regarding Volaris’ business, the market price of Volaris Shares would likely decline.

49

In addition, if one or more analysts cease to provide coverage of Volaris or fail to publish regular reports, demand for Volaris Shares could be reduced, resulting in a decrease in the price and trading volume of both Volaris Shares and ADSs.

Future share issuances could dilute investor participation and adversely affect the price of the Volaris Shares and the ADSs.

Volaris may, in the future, issue additional Volaris Shares to finance corporate needs, strengthen its capital structure or carry out acquisitions or other strategic transactions. Any future issuance of Volaris Shares could dilute the proportional interest of existing investors in the capital stock of the Company.

In addition, future issuances of Volaris Shares, the sale of Volaris Shares or ADSs by existing shareholders or members of management, or statements made by Volaris or its relevant shareholders regarding possible issuances or sales, could put downward pressure on the market price of the Volaris Shares and, consequently, the ADSs. There can be no assurance that such fluctuations will not adversely affect the value of the investment of holders of Volaris Shares or ADSs.

Provisions of Mexican law and Volaris’ bylaws may make a change of control more difficult and limit the ability of holders of Volaris Shares or ADSs to benefit from a possible change of control premium.

Certain provisions of the LMV and Volaris’ by-laws could make it more difficult, delayed or costly for a third party to conduct a tender offer or any takeover attempt that could result in a change of control of the Company. Accordingly, even if holders of Volaris Shares or ADSs might wish to participate in such a transaction, they may not have the opportunity to do so.

In particular, pursuant to the LMV and the by-laws of Volaris, the prior approval of the board of directors is required for any person or group of persons to acquire, directly or indirectly: (i) 5% or more of the Volaris Shares (including the acquisition of ADSs or CPOs representing Volaris Shares), or (ii) 20% or more of the Volaris Shares (directly or through ADSs or CPOs).

In the latter case, even if the approval of the board of directors is obtained, the acquiring person will be required to make a tender offer for the acquisition of 100% of the shares, CPOs and, if applicable, the securities representing them. Such tender offer must be made at a substantial premium over the market price of the Volaris Shares, such premium to be determined by the board of directors of Volaris based on the opinion of an independent financial advisor.

These provisions could significantly affect the ability of third parties to obtain control of Volaris and could be detrimental to holders of Volaris Shares or ADSs seeking to benefit from a premium in the event of a tender offer resulting from a change of control. For further information, refer to the sections of the Volaris 2024 Annual Report (Mexico) entitled “By-laws and Other Covenants - Change of Control Provisions (Estatutos Sociales y otros Convenios – Disposiciones de cambio de control)”, “By-laws and Other Covenants - Voting Rights (Estatutos Sociales y otros Convenios – Derechos de voto)” and “By-laws and Other Covenants - Other Provisions - Foreign Investment Provisions (Estatutos Sociales y otros Convenios – Otras Disposiciones – Disposiciones en materia de inversión extranjera)”.

50

Subject to the adoption of the Restated Bylaws and the issuance of the resolution by which the Board of Governors (Junta de Gobierno) of the CNBV exempts certain shareholders of VIVA from conducting a tender offer in connection with the Merger, among other conditions to the Closing of the Transaction pursuant to the BCA, the Transaction will not require any additional action under the aforementioned provisions of the LMV and the by-laws of Volaris relating to change of control.

Risks related to Financial Information

The balance sheet as of the effective date of the Merger may differ from the pro forma financial statements.

The pro forma financial information of Volaris included in this Information Memorandum to reflect its balance sheet after the effectiveness of the Merger is prepared based on various assumptions and is subject to variations resulting from the actual results of its future operations, as well as the effects of other factors beyond the control of Volaris’ management. Accordingly, the pro forma financial information may not reflect the actual financial condition or results of operations of Volaris as the surviving entity in the Merger.

The condensed consolidated pro forma financial information presented is not indicative of future results.

The condensed, pro forma consolidated financial information of Volaris’ financial position attached to this Information Memorandum is presented for illustrative purposes only; therefore, such information does not represent the actual results of operations that would have been obtained had the Transaction been consummated on the dates assumed, nor is it intended to be a projection of Volaris’ future results of operations or financial condition.

The condensed pro forma consolidated financial information of Volaris included in this Information Memorandum should be read in conjunction with Volaris’ historical financial statements and the notes thereto.

The condensed pro forma consolidated financial information included in this Information Memorandum may not reflect the results of operations, financial conditions and cash flows that Volaris will experience.

The condensed pro forma consolidated financial information of Volaris included in this Information Memorandum may be modified, even significantly, if one or more of the assumptions on which it is based do not materialize.

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51

VII.	Selected Financial Information (pro forma)

The selected financial information included in this section has been derived from Volaris (Mexico)’s Annual Report, Volaris’ unaudited Quarterly Report for the fourth quarter of 2025, VIVA’s unaudited consolidated financial statements for the year ended December 31, 2024, and VIVA’s unaudited financial statements for the year ended December 31, 2025 (the “Base Figures”), as well as from the unaudited Pro Forma Financial Statements, which reflect the effects of the Corporate Restructure.

This information has been prepared in accordance with IFRS and should be read in conjunction with the section “VIII. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Volaris (pro forma)” and is presented in thousands of U.S. dollars.

The unaudited condensed consolidated pro forma statement of income for the year ended December 31, 2024, the unaudited condensed consolidated pro forma statement of financial position as of December 31, 2024, and the unaudited condensed consolidated pro forma statement of operation for the year ended December 31, 2025 present Volaris’ unaudited condensed consolidated pro forma financial information as if the Corporate Restructure described in this Information Memorandum had occurred and been completed on December 31, 2024.

For further information regarding the Pro Forma Financial Statements, see section “XII. Exhibits” of this Information Memorandum.

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52

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2024
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Figures
	(Unaudited Figures)
	(In thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	907,981	820,250	1,728,231	-	1,728,231
Short-term investments	45,737	-	45,737	-	45,737
Accounts receivable:
Related parties	2,161	4,378	6,539	-	6,539
Other accounts receivable, net	76,035	31,612	107,647	-	107,647
Recoverable value added tax and others	47,825	61	47,886	-	47,886
Recoverable income tax	12,789	9,503	22,292	-	22,292
Inventories	16,633	30,591	47,224	-	47,224
Prepaid expenses and other current assets	45,248	53,533	98,781	-	98,781
Derivative financial instruments	431	22,477	22,908	-	22,908
Guarantee deposits	227,211	9,226	236,437	-	236,437
Total current assets	1,382,051	981,631	2,363,682	-	2,363,682
Non-current assets:
Restricted Cash	-	3,260	3,260	-	3,260
Related parties	-	148,360	148,360	-	148,360
Rotable spare parts, furniture and equipment, net	1,070,070	999,983	2,070,053	171,422	2,241,475
Right-of-use assets, net	2,469,580	1,443,994	3,913,574	493,821	4,407,395

53

Intangible assets, net	25,957	13,737	39,694	-	39,694
Goodwill	-	-	-	1,627	1,627
Derivative financial instruments	271	21	292	-	292
Deferred income taxes	286,199	187,479	473,678	(214,734)	258,944
Guarantee deposits	426,193	58,511	484,704	-	484,704
Other long-term assets	43,389	-	43,389	-	43,389
Total non-current assets	4,321,659	2,855,345	7,177,004	452,136	7,629,140
Total assets	5,703,710	3,836,976	9,540,686	452,136	9,992,822
Liabilities and equity
Current liabilities:
Unearned transportation revenue	342,777	216,326	559,103	-	559,103
Suppliers	161,237	168,879	330,116	-	330,116
Related parties	2,363	221	2,584	-	2,584
Accrued liabilities	223,392	169,490	392,882	-	392,882
Lease liabilities	391,158	346,612	737,770	(23,232)	714,538
Other taxes and fees payable	274,178	126,964	401,142	-	401,142
Income taxes payable	28,737	36,396	65,133	-	65,133
Derivative financial instruments	-	12,195	12,195	-	12,195
Financial debt	283,616	174,214	457,830	47,466	505,296
Other liabilities	62,800	102,721	165,521	-	165,521
Total current liabilities	1,770,258	1,354,018	3,124,276	24,234	3,148,510

54

Non-current liabilities:
Financial debt	526,362	559,422	1,085,784	(1,121)	1,084,663
Accrued liabilities	7,849	21,973	29,822	-	29,822
Lease liabilities	2,670,378	1,307,906	3,978,284	(73,651)	3,904,633
Other liabilities	333,332	276,222	609,554	-	609,554
Employee benefits	12,790	1,946	14,736	-	14,736
Derivative financial instruments	-	1,553	1,553	-	1,553
Deferred income taxes	17,928	-	17,928	-	17,928
Total non-current liabilities	3,568,639	2,169,022	5,737,661	(74,772)	5,662,889
Total liabilities	5,338,897	3,523,040	8,861,937	(50,538)	8,811,399

Equity
Capital stock	248,278	51,866	300,144	(248,278)	51,866
Treasury shares	(12,787)	-	(12,787)	12,787	-
Contributions for future capital increases	-	-	-	-	-
Legal reserve	17,363	9,339	26,702	(17,363)	9,339
Additional paid-in capital	283,362	12,867	296,229	457,750	753,979
Accumulated (deficit) earnings	(21,709)	226,396	204,687	148,084	352,771
Accumulated other comprehensive (loss) income	(149,694)	13,468	(136,226)	149,694	13,468
Total equity	364,813	313,936	678,749	502,674	1,181,423
Total liabilities and equity	5,703,710	3,836,976	9,540,686	452,136	9,992,822

55

(1) Volaris’ information may be consulted directly in the Volaris Annual Report (Mexico).

(2) VIVA’s financial information presents certain variations compared to that contained in its audited consolidated financial statements for the fiscal year ended December 31, 2024. Such variations arise from the identification and correction of immaterial errors, as well as from reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

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56

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2025
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Figures
	(Unaudited Figures)
	(In thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	753,884	786,394	1,540,278	-	1,540,278
Short-term investments	20,208	-	20,208	-	20,208
Accounts receivable:
Related parties	3,436	172,135	175,571	-	175,571
Other accounts receivable, net	103,059	125,405	228,464	-	228,464
Recoverable value added tax and others	96,494	26	96,520	-	96,520
Recoverable income tax	59,131	66,314	125,445	-	125,445
Inventories	16,726	37,709	54,435	-	54,435
Prepaid expenses and other current assets	62,433	50,768	113,201	-	113,201
Derivative financial instruments	189	-	189	-	189
Guarantee deposits	277,854	11,313	289,167	-	289,167
Total current assets	1,393,414	1,250,064	2,643,478	-	2,643,478

Non-current assets:
Restricted Cash	-	50,825	50,825	-	50,825
Rotable spare parts, furniture and equipment, net	948,284	1,383,147	2,331,431	162,279	2,493,710
Right-of-use assets, net	2,531,125	1,276,737	3,807,862	438,685	4,246,547
Intangible assets, net	38,270	20,839	59,109	-	59,109

57

Goodwill	-	-	-	1,627	1,627
Deferred income taxes	359,770	216,852	576,622	(193,626)	382,996
Guarantee deposits	340,912	65,492	406,404	-	406,404
Other long-term assets	24,906	-	24,906	-	24,906
Total non-current assets	4,243,267	3,013,892	7,257,159	408,965	7,666,124
Total assets	5,636,681	4,263,956	9,900,637	408,965	10,309,602

Liabilities and equity
Current liabilities:
Unearned transportation revenue	360,796	189,111	549,907	-	549,907
Suppliers	187,486	122,412	309,898	-	309,898
Related parties	4,601	738	5,339	-	5,339
Accrued liabilities	269,190	185,624	454,814	-	454,814
Lease liabilities	409,125	239,581	648,706	(17,153)	631,553
Other taxes and fees payable	268,541	174,898	443,439	-	443,439
Income taxes payable	12,107	-	12,107	-	12,107
Derivative financial instruments	-	19,989	19,989	-	19,989
Financial debt	261,721	186,756	448,477	47,466	495,943
Other liabilities	143,187	86,063	229,250	-	229,250
Total current liabilities	1,916,754	1,205,172	3,121,926	30,313	3,152,239

Non-current liabilities:

58

Financial debt	441,117	1,117,998	1,559,115	(1,121)	1,557,994
Accrued liabilities	6,623	26,063	32,686	-	32,686
Lease liabilities	2,744,256	1,262,650	4,006,906	(73,651)	3,933,255
Other liabilities	237,631	432,922	670,553	-	670,553
Employee benefits	15,382	3,107	18,489	-	18,489
Derivative financial instruments	-	6,563	6,563	-	6,563
Deferred income taxes	11,583	-	11,583	-	11,583
Total non-current liabilities	3,456,592	2,849,303	6,305,895	(74,772)	6,231,123
Total liabilities	5,373,346	4,054,475	9,427,821	(44,459)	9,383,362

Equity
Capital stock	248,278	51,866	300,144	(248,278)	51,866
Treasury shares	(12,709)	-	(12,709)	12,709	-
Contributions for future capital increases	-	-	-	-	-
Legal reserve	17,363	10,373	27,736	(17,363)	10,373
Additional paid-in capital	283,180	16,461	299,641	460,772	760,413
Accumulated (deficit) earnings	(126,027)	145,277	19,250	98,834	118,084
Accumulated other comprehensive loss	(146,750)	(14,496)	(161,246)	146,750	(14,496)
Total equity	263,335	209,481	472,816	453,424	926,240
Total liabilities and equity	5,636,681	4,263,956	9,900,637	408,965	10,309,602

(1) Volaris’ information may be consulted directly in the Volaris Quarterly Report for the Fourth Quarter of 2025.

(2) VIVA’s financial information includes reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

59

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60

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y and Subsidiaries

Condensed Consolidated Pro Forma Statements of Operations

	For the year ended December 31, 2024
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Figures
	(Unaudited Figures)
	(In thousands of U.S. dollars)
Operating revenues
Passenger revenues:
Fare revenues	1,517,106	1,445,548	2,962,654	-	2,962,654
Other passenger revenues	1,492,593	1,018,477	2,511,070	-	2,511,070

Non- passenger revenues:
Other non-passenger revenues	111,551	78,080	189,631	-	189,631
Cargo	20,626	2,736	23,362	-	23,362
	3,141,876	2,544,841	5,686,717	-	5,686,717

Other operating income	(206,444)	(136,815)	(343,259)	-	(343,259)
Fuel expense, net	893,987	673,159	1,567,146	-	1,567,146
Landing, take-off and navigation expenses	492,507	280,925	773,432	-	773,432
Salaries and benefits	411,253	306,591	717,844	-	717,844
Depreciation of right-of-use assets	409,935	404,858	814,793	-	814,793
Depreciation and amortization	183,115	67,749	250,864	-	250,864
Sales, marketing and distribution expenses	169,472	118,182	287,654	-	287,654
Other operating expenses	139,248	105,771	245,019	-	245,019
Aircraft and engine variable lease expenses	135,155	124,733	259,888	-	259,888
Maintenance expenses	100,426	134,606	235,032	-	235,032
	2,728,654	2,079,759	4,808,413	-	4,808,413

61

Operating income	413,222	465,082	878,304	-	878,304

Finance income	49,444	74,504	123,948	-	123,948
Finance cost	(293,639)	(213,937)	(507,576)	-	(507,576)
Foreign exchange gain (loss) net	13,662	(31,402)	(17,740)	-	(17,740)

Income before income tax	182,689	294,247	476,936	-	476,936
Income tax expense	(56,314)	(79,450)	(135,764)	-	(135,764)
Net income	126,375	214,797	341,172	-	341,172

(1) Volaris’ information may be consulted directly in the Volaris Annual Report (Mexico).

(2) VIVA’s financial information presents certain variations compared to that contained in its audited consolidated financial statements for the fiscal year ended December 31, 2024. Such variations arise from the identification and correction of immaterial errors, as well as from reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

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62

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries Condensed Consolidated Pro Forma Statements of Operations

	For the year ended December 31, 2025
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Figures
	(Unaudited Figures)
	(In thousands of U.S. dollars)
Operating revenues
Passenger revenues:
Fare revenues	1,301,750	1,257,228	2,558,978	-	2,558,978
Other passenger revenues	1,580,665	1,014,237	2,594,902	-	2,594,902

Non- passenger revenues:
Other non-passenger revenues	134,483	104,136	238,619	-	238,619
Cargo	20,618	767	21,385	-	21,385
	3,037,516	2,376,368	5,413,884	-	5,413,884

Other operating income	(222,256)	(170,210)	(392,466)	-	(392,466)
Fuel expense, net	885,520	664,320	1,549,840	-	1,549,840
Landing, take-off and navigation expenses	544,298	289,340	833,638	-	833,638
Salaries and benefits	451,096	332,991	784,087	-	784,087
Depreciation of right-of-use assets	448,570	408,274	856,844	55,136	911,980
Depreciation and amortization	208,176	108,321	316,497	9,143	325,640
Aircraft and engine variable lease expenses	196,082	180,077	376,159	-	376,159
Sales, marketing and distribution expenses	144,208	129,332	273,540	-	273,540
Maintenance expenses	129,930	126,954	256,884	-	256,884
Other operating expenses	116,901	122,058	238,959	-	238,959
	2,902,525	2,191,457	5,093,982	64,279	5,158,261

Operating income	134,991	184,911	319,902	(64,279)	255,623

63

Finance income	47,841	48,808	96,649	-	96,649
Finance cost	(314,139)	(212,609)	(526,748)	(6,079)	(532,827)
Foreign exchange gain, net	13,059	47,734	60,793	-	60,793

(Loss) income before income tax	(118,248)	68,844	(49,404)	(70,358)	(119,762)
Income tax benefit (expense)	13,930	(16,861)	(2,931)	21,108	18,177
Net (loss) income	(104,318)	51,983	(52,335)	(49,250)	(101,585)

(1) Volaris’ information may be consulted directly in the Volaris Quarterly Report for the Fourth Quarter of 2025.

(2) VIVA’s financial information includes reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

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64

VIII.	Management's Discussion and Analysis of Volaris’ Pro Forma Results of Operations and Financial Condition.

The following analysis has been prepared to provide information that facilitates the review and understanding of the base consolidated financial statements and the Pro Forma Financial Statements, as the surviving entity, which reflect the effects on VIVA’s base consolidated financial statements as a result of the Corporate Restructure.

This analysis is not intended to provide an exhaustive description of all the effects or consequences resulting from the Corporate Restructure. Figures may vary due to rounding.

The following analysis should be read in conjunction with the Company’s financial statements for the year ended December 31, 2024 and Volaris Quarterly Report for the Fourth Quarter of 2025 for the 12-month period ended December 31, 2025, both available on the Company’s website at https://ir.volaris.com/es/, on the BMV’s website at https://www.bmv.com.mx, and on the website of the CNBV at https://www.gob.mx/cnbv.

In this regard, the reader should refer to the Exhibits of this Information Memorandum.

Because the Corporate Restructure contemplates that Volaris will prevail as the surviving entity, certain financial information related to the results has been obtained based on Volaris Quarterly Report for the Fourth Quarter of 2025 and the Company’s financial statements for the year ended December 31, 2024, both available on the Company’s website at https://ir.volaris.com/es/, on the BMV website at https://www.bmv.com.mx, and on the website of the CNBV at https://www.gob.mx/cnbv.

Accordingly, for the benefit of the reader of this Information Memorandum, an analysis of Volaris’ results of operations for the period ended December 31, 2025, compared with the same period ended December 31, 2024, is presented below.

	For the years ended December 31,
	2025	% of revenues	2024	% of revenues	Variation	% Variation

	(In thousands of U.S. dollars)

Operating revenues
Passenger revenues:
Fare revenues	2,558,978	47%	2,962,654	52%	(403,676)	(14%)
Other passenger revenues	2,594,902	48%	2,511,070	44%	83,832	3%

Non- passenger revenues:
Other non-passenger revenues	238,619	4%	189,631	3%	48,988	26%
Cargo	21,385	0%	23,362	0%	(1,977)	(8%)
	5,413,884	100%	5,686,717	100%	(272,833)	(5%)

Other operating income	(392,466)	(7%)	(343,259)	(6%)	(49,207)	14%
Fuel expense, net	1,549,840	29%	1,567,146	28%	(17,306)	(1%)

65

Depreciation of right-of-use assets	911,980	17%	814,793	14%	97,187	12%
Landing, take-off and navigation expenses	833,638	15%	773,432	14%	60,206	8%
Salaries and benefits	784,087	14%	717,844	13%	66,243	9%
Aircraft and engine variable lease expenses	376,159	7%	259,888	5%	116,271	45%
Depreciation and amortization	325,640	6%	250,864	4%	74,776	30%
Sales, marketing and distribution expenses	273,540	5%	287,654	5%	(14,114)	(5%)
Maintenance expenses	256,884	5%	235,032	4%	21,852	9%
Other operating expenses	238,959	4%	245,019	4%	(6,060)	(2%)
	5,158,261	95%	4,808,413	85%	349,848	7%

Operating income	255,623	5%	878,304	15%	(622,681)	(71%)

Finance income	96,649	2%	123,948	2%	(27,299)	(22%)
Finance cost	(532,827)	(10%)	(507,576)	(9%)	(25,251)	5%
Foreign exchange gain (loss), net	60,793	1%	(17,740)	0%	78,533	NA

(Loss) income before income tax	(119,762)	(2%)	476,936	8%	(596,698)	NA
Income tax benefit (expense)	18,177	0%	(135,764)	(2%)	153,941	NA
Net (loss) income	(101,585)	(2%)	341,172	6%	(442,757)	NA

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66

Operating income

The Issuer’s pro forma net operating revenues would show a 5% decrease for the year ended December 31, 2025, compared to 2024, mainly driven by a 14% decrease in base fare revenues and an 8% decrease in cargo revenues, partially offset by a 26% increase in other non-passenger revenues and a 3% increase in other passenger revenues.

Operating expenses

The Issuer’s pro forma net operating expenses would show a 7% increase for the year ended December 31, 2025, compared to 2024, mainly driven by increases in: (i) aircraft and engine variable lease expenses of 45%, (ii) depreciation and amortization expenses of 30%, (iii) right-of-use asset depreciation expenses of 12%, (iv) salaries and benefits expenses of 9%, (v) maintenance expenses of 9%, and (vi) landing, take-off and navigation expenses of 8%; partially offset by a 14% increase in other operating income and a 5% decrease in sales, marketing and distribution expenses, among others.

Operating income

The Issuer’s pro forma operating income would reach US$255.6 million in 2025, representing a decrease of US$622.6 million compared to 2024, mainly driven by a decrease in total operating revenues of US$272.8 million and an increase in total operating expenses of US$349.8 million.

Net Financial Result

The Issuer’s pro forma net financial result would show an increase of US$25.9 million, mainly driven by an increase in foreign exchange gain of US$78.5 million, partially offset by a decrease in financial income of US$27.3 million and an increase in financial costs of US$25.3 million.

Income taxes

For the year ended December 31, 2025, the Issuer would report an income tax benefit of US$18.2 million, compared to an income tax loss of US$135.8 million for the year ended December 31, 2024.

Consolidated net income (loss)

The Issuer would report pro forma net income of US$341.2 million in 2024 and a pro forma net loss of US$101.6 million in 2025, as a result of the factors described above.

ii. Financial Position, Liquidity, and Capital Resources

The most significant changes in the unaudited condensed consolidated pro forma statement of financial position as of December 31, 2025 and 2024, due to the merger, are explained as follows:

As of December 31, 2025, the Issuer would report current assets of US$2,643.5 million, non-current assets of US$7,666.1 million, and total net assets of US$10,309.6 million.

As of December 31, 2025, total current liabilities would amount to US$3,152.3 million, total non-current liabilities would amount to US$6,231.1 million, and total net liabilities would amount to US$9,383.4 million. As of the same date, the Issuer would report equity of US$926.2 million.

As of December 31, 2024, the Issuer would report current assets of US$2,363.7 million, non-current assets of US$7,629.1 million, and total net assets of US$9,992.8 million.

As of December 31, 2024, total current liabilities would amount to US$3,148.5 million, total non-current liabilities would amount to US$5,662.9 million, and total net liabilities would amount to US$8,811.4 million. As of the same date, the Issuer would report equity of US$1,181.4 million.

67

IX.	Material Contracts

The Transaction will be documented through the following contracts:

1.	The Business Combination Agreement (BCA):

The BCA is the framework agreement entered into between Volaris and VIVA, whereby the parties agreed on the general terms of the Corporate Restructure and the Merger, which sets forth, among other things:

•	the structure of the Merger;
•	the required corporate and regulatory approvals or non-objections (including the Extraordinary General Shareholders' Meeting of Volaris, the VIVA’s Unanimous Shareholders’ Resolutions, the CNIE Approval, the Antitrust Approvals and the Update Registry Approval);
•	the framework for the amendment under the Restated Bylaws;
•	the composition of the Board of Directors, the Audit Committee and the Corporate Practices Committee, the appointment of their respective Chairpersons, co-CEO’s and co-CFO’s; and
•	the cooperation obligations of the parties to implement the Transaction.
-	Applicable law of BCA: the laws of the State of New York, United States of America.

2.	The Merger Agreement:

The Merger Agreement, to be entered into between Volaris and VIVA, is the agreement by which the Merger will be formalized pursuant to the LGSM, which provides, among other things:

•	the extinction of VIVA and the universal transfer of its assets in favor of Volaris;
•	the cancellation of all of VIVA Shares;
•	the right of the holders of VIVA Shares to receive Volaris Shares and/or ADSs, as set forth therein;
•	the composition of the Board of Directors, the Audit Committee and the Corporate Practices Committee, the appointment of their respective Chairpersons, co-CEOs and co-CFOs; and
•	the increase in the capital stock of Volaris to issue the Volaris Shares.
-	Applicable law of the Merger Agreement: the laws of Mexico.

3.	Shareholder Agreements:

The Shareholders Agreement, to be executed among IAMSA, Indigo Partners LLC, Brian Franke and Blue Phoenix LLC, will be the agreement that regulates the rights and obligations of such shareholders and certain of their affiliates with respect to their participation in the capital stock of the Company after the closing of the Transaction, pursuant to the BCA. If applicable and once subscribed, the Shareholders’ Agreement will be made available for consultation by shareholders at the Company's offices.

68

4.	Voting and Support Agreement:

Certain shareholders of the Issuer and VIVA each entered into a Voting and Support Agreement. These agreements were entered into on December 18, 2025, and are agreements by which certain shareholders of the Issuer commit to support the Merger between the Issuer and VIVA, pursuant to the BCA.

- Applicable law of the Supporting Agreements: the laws of the State of New York.

[SPACE INTENTIONALLY LEFT BLANK]

69

X.	Public Documents

At the request of any investor that proves to be the owner of the securities issued by the Company, in accordance with the applicable laws, a copy of such documents will be provided in writing to: ir@volaris.com or by telephone +(52) 55-5261-6400 at the Company’s offices at Av. Antonio Dovalí Jaime No.70, Tower B, 13 Floor, Colonia Zedec Santa Fe, Ciudad de México, México, C.P. 01210.

Investors who so wish may consult the public documents that have been filed with the CNBV and the Stock Exchange, including periodic information about Volaris’ financial condition and results, as well as certain relevant events that Volaris discloses through the Stock Exchange. This information is available to the public at the Stock Exchange's Information Center located at Centro Bursátil, located in Paseo de la Reforma No. 255, Colonia Cuauhtémoc, C.P. 06500, Ciudad de México.

The Company’s website is https://ir.volaris.com/es/. The information about the Company contained in such website is not part of or the subject matter of this Information Memorandum or any other document used by the Company in connection with any public or private offering of securities.

[SPACE INTENTIONALLY LEFT BLANK]

70

XI.	Responsible Persons

“The undersigned hereby state, under oath, that within the scope of our respective duties, we prepared the information relating to the issuer contained in this Information Memorandum, which, to the best of our knowledge and belief, reasonably reflects its condition. Furthermore, we state that we have no knowledge of any material information that has been omitted or misrepresented in this Information Memorandum, nor that it contains information that could mislead investors.”

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

__/s/ Enrique Javier Beltranena Mejicano_
By: Enrique Javier Beltranena Mejicano Title: Executive President and Chief Executive Officer

__/s/ Jaime Esteban Pous Fernández __
By: Jaime Esteban Pous Fernández Title: Senior Vice President, Administration and Finance[1]

__/s/ José Alejandro de Iturbide Gutiérrez
By: José Alejandro de Iturbide Gutiérrez Title: Vice President, Legal[2]

__________________________________

1 Performs duties of the Chief Financial Officer.

2 Performs functions of the Chief Legal Officer.

71

XII.	Exhibits

1.	Pro Forma Financial Statements, and Assurance Report of the Independent Public Accountant of Volaris (Estados Financieros Proforma, e Informe de Aseguramiento del Contador Público Independiente de Volaris).

[attached separately]

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Condensed Consolidated Pro Forma Financial Statements (Unaudited)

Years Ended December 31, 2025, and 2024

with Independent Auditor’s Report

THIS DOCUMENT HAS BEEN PREPARED AND ISSUED IN SPANISH ONLY TO COMPLY WITH REGULATORY FILING INFORMATION IN MEXICO ONLY. FOR YOUR CONVENIENCE AND FOR INFORMATIONAL PURPOSES ONLY, WE HAVE ALSO PREPARED AND PROVIDED THIS ENGLISH TRANSLATION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND THE SPANISH VERSION, THE SPANISH VERSION SHALL PREVAIL.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Condensed Consolidated Pro Forma Financial Statements (Unaudited)

As of December 31, 2025, and 2024 and for the years ended December 31, 2025 and 2024

Contents:

Independent Auditor’s Report

Condensed Consolidated Pro Forma Financial Statements:

Condensed Consolidated Pro Forma Statements of Financial Position

Condensed Consolidated Pro Forma Statements of Operations

Notes to the Condensed Consolidated Pro Forma Financial Statements

THIS DOCUMENT HAS BEEN PREPARED AND ISSUED IN SPANISH ONLY TO COMPLY WITH REGULATORY FILING INFORMATION IN MEXICO ONLY. FOR YOUR CONVENIENCE AND FOR INFORMATIONAL PURPOSES ONLY, WE HAVE ALSO PREPARED AND PROVIDED THIS ENGLISH TRANSLATION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND THE SPANISH VERSION, THE SPANISH VERSION SHALL PREVAIL.

Independent Accountants’ Assurance Report on the Compilation of Unaudited Pro Forma Condensed Consolidated Financial Statements included in the information on Corporate Restructuring.

To the Board of Directors of

Controladora Vuela Compañía de Aviación, S. A.B de C. V.:

We have completed our assurance engagement to report on the compilation of the unaudited pro forma condensed consolidated financial statements of Controladora Vuela Compañía de Aviación, S. A. B. de C. V. and its subsidiaries (“the Group”), compiled by Management of the Group. The unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2025 and 2024, the unaudited pro forma condensed consolidated statements of income for years then ended, as well as the related explanatory notes, which are attached to the Information Statement on the Corporate Restructuring issued by the Group. The criteria used by the Group to compile the pro forma financial information are described in Note 4 attached to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma consolidated financial statements have been compiled by the Group to illustrate the impact of the event described in Note 2 and 3 on the Group’s financial position as of December 31, 2025 and 2024, and on the Group’s results for the years ended December 31, 2025 and 2024, as if such events or transactions had occurred on December 31, 2024 for purposes of the unaudited pro forma condensed consolidated statement of financial position and on January 1, 2024 for purposes of the unaudited pro forma condensed consolidated statement of income. As part of this process, the financial information and results have been extracted by the Group from the audited consolidated financial statements of Controladora Vuela Compañía de Aviación, S. A. B. de C. V. as of December 31, 2025 and 2024, as well as financial statements of Grupo Viva Aerobus, S. A. de C. V. as of December 31, 2025 and 2024, and for the years then ended.

Management’s Responsibility for the Unaudited Pro Forma Condensed Consolidated Financial Statements

Management is responsible for compiling the unaudited pro forma condensed consolidated financial statements in accordance with the criteria used in their preparation, as detailed in Note 4.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants, which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

Our firm applies International Standard on Quality Management, which requires the firm to design, implement and operate a system of quality management that includes policies or procedures relating to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

1

(Continued)

1

Independent Public Accountant’s Responsibility

Our responsibility, as required by the National Banking and Securities Commission (“CNBV”) of Mexico, is to express an opinion on whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects, by Management of the Group in accordance with the criteria detailed in Note 4.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether Management of the Group has compiled, in all material respects, the unaudited pro forma condensed consolidated financial statements in accordance with the criteria detailed in Note 4.

For the purposes of this engagement, we are not responsible for updating or reissuing reports or opinions on the historical financial information used in compiling the unaudited pro forma condensed consolidated financial statements, nor have we performed an audit or review of the financial information used in the compilation of the unaudited pro forma condensed consolidated financial statements.

The purpose of the unaudited pro forma condensed consolidated financial statements included in the Information Statement is solely to illustrate the impact of significant events and transactions, as if the events had occurred and the transactions had been carried out at a selected date for illustration purposes. Therefore, we do not provide any assurance that the actual outcomes of the events and transactions described in Notes 2 and 3, as if such events or transactions had occurred on December 31, 2024, for purposes of the unaudited pro forma condensed consolidated statement of financial position, or as of January 1, 2025 for purposes of the unaudited pro forma condensed consolidated statement of income, would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma condensed consolidated financial statements have been compiled, in all material respects and in accordance with the applicable criteria, involves performing procedures to evaluate whether the criteria used by Management of the Group in compiling the unaudited pro forma condensed consolidated financial statements provide a reasonable basis for presenting the significant effects directly attributable to the events and transactions, and to obtain sufficient appropriate evidence that:

•	the corresponding pro forma adjustments give the appropriate effect to the criteria used, and,

•	the unaudited pro forma condensed consolidated financial statements reflect the proper application of those adjustments to the unadjusted financial information

The procedures selected depend on the independent public accountant’s judgment, based on their understanding of the nature of the Group, the events and transactions to which the unaudited pro forma condensed consolidated financial statements relate, and other relevant circumstances of the engagement.

2

(Continued)

2

The engagement also involves evaluating the overall presentation of the unaudited pro forma consolidated financial statements.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

Opinion

In our opinion, the unaudited pro forma condensed consolidated financial statements as of December 31, 2025 and 2024 have been compiled, in all material respects, in accordance with the criteria described in Note 4.

Other matters – Restriction on use and distribution

We draw attention to Note 4, which describes the detailed criteria used by the Group to compile the pro forma financial information. The Group’s unaudited pro forma condensed consolidated financial statements were prepared to assist the Company to comply its obligations with CNBV of México. As a result, the unaudited pro forma condensed consolidated financial statements are not appropriate for any other purpose. Our report was prepared for management and for the CNBV of Mexico only and must not be used or distributed to third parties.

KPMG Cárdenas Dosal, S. C.

Mexico City, March 6 2026.

3

+

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2025
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	753,884	786,394	1,540,278	-	1,540,278
Short-term investments	20,208	-	20,208	-	20,208
Accounts receivable:
Related parties	3,436	172,135	175,571	-	175,571
Other accounts receivable, net	103,059	125,405	228,464	-	228,464
Recoverable value added tax and others	96,494	26	+96,520	-	96,520
Recoverable income tax	59,131	66,314	125,445	-	125,445
Inventories	16,726	37,709	54,435	-	54,435
Prepaid expenses and other current assets	62,433	50,768	113,201	-	113,201
Derivative financial instruments	189	-	189	-	189
Guarantee deposits	277,854	11,313	289,167	-	289,167
Total current assets	1,393,414	1,250,064	2,643,478	-	2,643,478

Non-current assets:
Restricted Cash	-	50,825	50,825	-	50,825
Rotable spare parts, furniture and equipment, net	948,284	1,383,147	2,331,431	162,279	2,493,710
Right-of-use assets, net	2,531,125	1,276,737	3,807,862	438,685	4,246,547
Intangible assets, net	38,270	20,839	59,109	-	59,109
Goodwill	-	-	-	1,627	1,627
Deferred income taxes	359,770	216,852	576,622	(193,626)	382,996
Guarantee deposits	340,912	65,492	406,404	-	406,404
Other long-term assets	24,906	-	24,906	-	24,906
Total non-current assets	4,243,267	3,013,892	7,257,159	408,965	7,666,124
Total assets	5,636,681	4,263,956	9,900,637	408,965	10,309,602

4

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2025
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)

Liabilities and equity
Current liabilities:
Unearned transportation revenue	360,796	189,111	549,907	-	549,907
Suppliers	187,486	122,412	309,898	-	309,898
Related parties	4,601	738	5,339	-	5,339
Accrued liabilities	269,190	185,624	454,814	-	454,814
Lease liabilities	409,125	239,581	648,706	(17,153)	631,553
Other taxes and fees payable	268,541	174,898	443,439	-	443,439
Income taxes payable	12,107	-	12,107	-	12,107
Derivative financial instruments	-	19,989	19,989	-	19,989
Financial debt	261,721	186,756	448,477	47,466	495,943
Other liabilities	143,187	86,063	229,250	-	229,250
Total current liabilities	1,916,754	1,205,172	3,121,926	30,313	3,152,239

Non-current liabilities:
Financial debt	441,117	1,117,998	1,559,115	(1,121)	1,557,994
Accrued liabilities	6,623	26,063	32,686	-	32,686
Lease liabilities	2,744,256	1,262,650	4,006,906	(73,651)	3,933,255
Other liabilities	237,631	432,922	670,553	-	670,553
Employee benefits	15,382	3,107	18,489	-	18,489
Derivative financial instruments	-	6,563	6,563	-	6,563
Deferred income taxes	11,583	-	11,583	-	11,583
Total non-current liabilities	3,456,592	2,849,303	6,305,895	(74,772)	6,231,123
Total liabilities	5,373,346	4,054,475	9,427,821	(44,459)	9,383,362

Equity
Capital stock	248,278	51,866	300,144	(248,278)	51,866
Treasury shares	(12,709)	-	(12,709)	12,709	-
Contributions for future capital increases	-	-	-	-	-
Legal reserve	17,363	10,373	27,736	(17,363)	10,373
Additional paid-in capital	283,180	16,461	299,641	460,772	760,413
Accumulated (deficit) earnings	(126,027)	145,277	19,250	98,834	118,084
Accumulated other comprehensive loss	(146,750)	(14,496)	(161,246)	146,750	(14,496)
Total equity	263,335	209,481	472,816	453,424	926,240
Total liabilities and equity	5,636,681	4,263,956	9,900,637	408,965	10,309,602

The accompanying notes are an integral part of these condensed consolidated pro forma financial statements.

1.	Volaris’ information may be consulted directly in the Quarterly Report for the fourth quarter ended December 31, 2025.
2.	Viva’s financial information includes reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2024
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	907,981	820,250	1,728,231	-	1,728,231
Short-term investments	45,737	-	45,737	-	45,737
Accounts receivable:
Related parties	2,161	4,378	6,539	-	6,539
Other accounts receivable, net	76,035	31,612	107,647	-	107,647
Recoverable value added tax and others	47,825	61	47,886	-	47,886
Recoverable income tax	12,789	9,503	22,292	-	22,292
Inventories	16,633	30,591	47,224	-	47,224
Prepaid expenses and other current assets	45,248	53,533	98,781	-	98,781
Derivative financial instruments	431	22,477	22,908	-	22,908
Guarantee deposits	227,211	9,226	236,437	-	236,437
Total current assets	1,382,051	981,631	2,363,682	-	2,363,682
Non-current assets:
Restricted Cash	-	3,260	3,260	-	3,260
Related parties	-	148,360	148,360	-	148,360
Rotable spare parts, furniture and equipment, net	1,070,070	999,983	2,070,053	171,422	2,241,475
Right-of-use assets, net	2,469,580	1,443,994	3,913,574	493,821	4,407,395
Intangible assets, net	25,957	13,737	39,694	-	39,694
Goodwill	-	-	-	1,627	1,627
Derivative financial instruments	271	21	292	-	292
Deferred income taxes	286,199	187,479	473,678	(214,734)	258,944
Guarantee deposits	426,193	58,511	484,704	-	484,704
Other long-term assets	43,389	-	43,389	-	43,389
Total non-current assets	4,321,659	2,855,345	7,177,004	452,136	7,629,140
Total assets	5,703,710	3,836,976	9,540,686	452,136	9,992,822
Liabilities and equity
Current liabilities:
Unearned transportation revenue	342,777	216,326	559,103	-	559,103
Suppliers	161,237	168,879	330,116	-	330,116
Related parties	2,363	221	2,584	-	2,584
Accrued liabilities	223,392	169,490	392,882	-	392,882
Lease liabilities	391,158	346,612	737,770	(23,232)	714,538
Other taxes and fees payable	274,178	126,964	401,142	-	401,142
Income taxes payable	28,737	36,396	65,133	-	65,133
Derivative financial instruments	-	12,195	12,195	-	12,195
Financial debt	283,616	174,214	457,830	47,466	505,296
Other liabilities	62,800	102,721	165,521	-	165,521
Total current liabilities	1,770,258	1,354,018	3,124,276	24,234	3,148,510

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Financial Position

	As of December 31, 2024
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)
Non-current liabilities:
Financial debt	526,362	559,422	1,085,784	(1,121)	1,084,663
Accrued liabilities	7,849	21,973	29,822	-	29,822
Lease liabilities	2,670,378	1,307,906	3,978,284	(73,651)	3,904,633
Other liabilities	333,332	276,222	609,554	-	609,554
Employee benefits	12,790	1,946	14,736	-	14,736
Derivative financial instruments	-	1,553	1,553	-	1,553
Deferred income taxes	17,928	-	17,928	-	17,928
Total non-current liabilities	3,568,639	2,169,022	5,737,661	(74,772)	5,662,889
Total liabilities	5,338,897	3,523,040	8,861,937	(50,538)	8,811,399

Equity
Capital stock	248,278	51,866	300,144	(248,278)	51,866
Treasury shares	(12,787)	-	(12,787)	12,787	-
Contributions for future capital increases	-	-	-	-	-
Legal reserve	17,363	9,339	26,702	(17,363)	9,339
Additional paid-in capital	283,362	12,867	296,229	457,750	753,979
Accumulated (deficit) earnings	(21,709)	226,396	204,687	148,084	352,771
Accumulated other comprehensive (loss) income	(149,694)	13,468	(136,226)	149,694	13,468
Total equity	364,813	313,936	678,749	502,674	1,181,423
Total liabilities and equity	5,703,710	3,836,976	9,540,686	452,136	9,992,822

The accompanying notes are an integral part of these condensed consolidated pro forma financial statements.

1.	Volaris’ information may be consulted directly in the Annual Report for the fiscal year ended December 31, 2024.
2.	Viva’s financial information presents certain variations compared to that contained in its audited consolidated financial statements for the fiscal year ended December 31, 2024. Such variations arise from the identification and correction of immaterial errors, as well as from reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Operations

	For the year ended December 31, 2025
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)
Operating revenues
Passenger revenues:
Fare revenues	1,301,750	1,257,228	2,558,978	-	2,558,978
Other passenger revenues	1,580,665	1,014,237	2,594,902	-	2,594,902

Non- passenger revenues:
Other non-passenger revenues	134,483	104,136	238,619	-	238,619
Cargo	20,618	767	21,385	-	21,385
	3,037,516	2,376,368	5,413,884	-	5,413,884

Other operating income	(222,256)	(170,210)	(392,466)	-	(392,466)
Fuel expense, net	885,520	664,320	1,549,840	-	1,549,840
Landing, take-off and navigation expenses	544,298	289,340	833,638	-	833,638
Salaries and benefits	451,096	332,991	784,087	-	784,087
Depreciation of right-of-use assets	448,570	408,274	856,844	55,136	911,980
Depreciation and amortization	208,176	108,321	316,497	9,143	325,640
Aircraft and engine variable lease expenses	196,082	180,077	376,159	-	376,159
Sales, marketing and distribution expenses	144,208	129,332	273,540	-	273,540
Maintenance expenses	129,930	126,954	256,884	-	256,884
Other operating expenses	116,901	122,058	238,959	-	238,959

Operating income	134,991	184,911	319,902	(64,279)	255,623

Finance income	47,841	48,808	96,649	-	96,649
Finance cost	(314,139)	(212,609)	(526,748)	(6,079)	(532,827)
Foreign exchange gain,	13,059	47,734	60,793	-	60,793

(Loss) income before income tax	(118,248)	68,844	(49,404)	(70,358)	(119,762)
Income tax benefit (expense)	13,930	(16,861)	(2,931)	21,108	18,177
Net (loss) income	(104,318)	51,983	(52,335)	(49,250)	(101,585)

The accompanying notes are an integral part of these condensed consolidated pro forma financial statements.

1.	Volaris’ information may be consulted directly in the Quarterly Report for the fourth quarter ended December 31, 2025.
2.	Viva’s financial information includes reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Condensed Consolidated Pro Forma Statements of Operations

	For the year ended December 31, 2024
	Volaris Base Figures (1)	VIVA Base Figures (2)	Subtotal	Pro Forma Adjustments	Pro Forma Total
	(Unaudited)
	(In thousands of U.S. dollars)
Operating revenues
Passenger revenues:
Fare revenues-	1,517,106	1,445,548	2,962,654	-	2,962,654
Other passenger revenues	1,492,593	1,018,477	2,511,070	-	2,511,070

Non- passenger revenues:
Other non-passenger revenues	111,551	78,080	189,631	-	189,631
Cargo	20,626	2,736	23,362	-	23,362
	3,141,876	2,544,841	5,686,717	-	5,686,717

Other operating income	(206,444)	(136,815)	(343,259)	-	(343,259)
Fuel expense, net	893,987	673,159	1,567,146	-	1,567,146
Landing, take-off and navigation expenses	492,507	280,925	773,432	-	773,432
Salaries and benefits	411,253	306,591	717,844	-	717,844
Depreciation of right-of-use assets	409,935	404,858	814,793	-	814,793
Depreciation and amortization	183,115	67,749	250,864	-	250,864
Sales, marketing and distribution expenses	169,472	118,182	287,654	-	287,654
Other operating expenses	139,248	105,771	245,019	-	245,019
Aircraft and engine variable lease expenses	135,155	124,733	259,888	-	259,888
Maintenance expenses	100,426	134,606	235,032	-	235,032

Operating income	413,222	465,082	878,304	-	878,304

Finance income	49,444	74,504	123,948	-	123,948
Finance cost	(293,639)	(213,937)	(507,576)	-	(507,576)
Foreign exchange gain (loss) net	13,662	(31,402)	(17,740)	-	(17,740)

Income before income tax	182,689	294,247	476,936	-	476,936
Income tax expense	(56,314)	(79,450)	(135,764)		(135,764)
Net income	126,375	214,797	341,172	-	341,172

The accompanying notes are an integral part of these condensed consolidated pro forma financial statements.

1.	Volaris’ information may be consulted directly in the Annual Report for the fiscal year ended December 31, 2024.
2.	Viva’s financial information presents certain variations compared to that contained in its audited consolidated financial statements for the fiscal year ended December 31, 2024. Such variations arise from the identification and correction of immaterial errors, as well as from reclassifications made exclusively for purposes of the preparation and presentation of the condensed consolidated pro forma financial statements.

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CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Condensed Consolidated Pro Forma Financial Statements

For the years ended December 31, 2025 and 2024

(In thousands of U.S. dollars, except when indicated otherwise)

1. Business Description of the Participants

a)	VOLARIS

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005. These consolidated financial statements comprise the Controladora and its subsidiaries (together referred to as the “Company”).

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

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On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple (now, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo financiero “Multiva”) acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris’ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 24.08%, 25.53% and XXX% by 2023, 2024 and 2025, respectively, compared to 2015. This offering incentives the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

On September 28, 2023, “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (Certificados Bursátiles Fiduciarios) (the “Trust Notes”) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple (now “Multiva”), acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

b)	VIVA

Grupo Viva Aerobus, S.A. de C.V. (“VIVA”) and subsidiaries were incorporated in Mexico under the laws of Mexico on February 9, 2006, originally under the name Omniair, S.A. de C.V.

Grupo Viva Aerobus is domiciled at Carretera Miguel Alemán KM 24, S/N, Apodaca, Centro, C.P. 66600, Nuevo León.

VIVA, through its subsidiary Aeroenlaces Nacionales, S.A de C.V. (“Aeroenlaces Nacionales”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

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Aeroenlaces Nacionales concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 22, 2006, for an initial term of five years, which was extended for an additional term of 30 years on May 23, 2011.

Aeroenlaces Nacionales made its first commercial flight as an ultra low-cost airline on November 30, 2006, on the Monterrey-Bajío (MTY-BJX) route. Aeroenlaces Nacionales operates under the trade name of “Viva”.

On September 30, 2013, we began a corporate restructuring, where Omniair, S.A. de C.V., began acting as a parent company for Aeroenlaces Nacionales, and on December 10, 2013, Omniair S.A. de C.V. changed its name to Grupo Viva Aerobus, S.A. de C.V. In December 2016, IAMSA acquired from Irelandia Aviation their participation in Grupo Viva Aerobus. As a result of such acquisition, neither Viva Air Colombia not any of its regional affiliates are affiliates of Grupo Viva Aerobus.

On April 22, 2021, the Viva issued certain convertible notes due on 2026 (the “CarVal Notes”), which were placed privately and purchased by CVI CVF IV Lux Finance Sarl, CVI CVF V Luxembourg Sarl, CarVal CCF Luxembourg Sarl, CVI AA Lux Finance Sarl, CVI AV Lux Finance Sarl and CVI EMCOF Lux Sarl – all entities related to CarVal Investors – for an amount of U.S.$150.0 million, under a Note Purchase Agreement dated as of April 22, 2021 (the “Note Purchase Agreement”, “NPA”). The convertible notes carry an interest rate of 5% until April 15, 2024, and 10% from April 16, 2024 until maturity on April 15, 2026 and is guaranteed by Aeroenlaces Nacionales, as joint obligor. The NPA has been amended, modified, or supplemented from time to time, modifying among other clauses, the maturity of the convertible notes to October 15, 2027.

On November 18, 2022, the Group issued a Sustainability-Linked Bond (SLB) in the local market, listed in Bolsa Institucional de Valores (“BIVA”) under the ticker VIVAACB 22L, with a 5-year tenor and an interest rate of TIIE28 +220 basis points.

On December 31, 2025, the Group entered into a US$300 million senior secured term loan facility backed by USD denominated and settled credit and debit card collections rights generated from the sale of passenger tickets and other related services (including those processed by Worldpay and excluding American Express).

2. Description of the transaction

On December 18, 2025, Volaris and VIVA entered into the Business Combination Agreement (BCA), which sets forth the terms and conditions pursuant to which the contemplated corporate restructuring (the “Corporate Restructuring”) is expected to be carried out.

The purpose of the Corporate Restructuring is to implement the agreed business combination between Volaris and VIVA through a merger pursuant to which Volaris will acquire all of VIVA’s assets, rights and obligations, and VIVA’s shareholders will receive the corresponding share consideration. The transaction is intended to integrate both businesses under a single holding entity; however, such integration will not result in the operational merger or consolidation of their respective airlines (VIVA Opco and Volaris Opco), which will continue to operate independently under their respective air operator certificates, concession titles and other applicable regulatory authorizations.

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The Corporate Restructuring contemplates the Merger pursuant to which VIVA will cease to exist as the merged entity, while Volaris, as the surviving entity, will continue to exist and operate as a sociedad anónima bursátil, maintaining the registration of its shares with the National Securities Registry (Registro Nacional de Valores, or RNV) and their listing on Bolsa Mexicana de Valores, S.A.B. de C.V. (the “BMV” or the “Mexican Stock Exchange”). Volaris will adopt such corporate amendments as may be necessary to reflect the corporate governance structure agreed in the BCA, including as set forth in the Amended and Restated By-Laws.

As a result of the Merger and upon the effectiveness thereof, all shares representing VIVA’s capital stock will be cancelled and will entitle their holders to receive Volaris Shares and/or ADSs, as applicable, in accordance with the terms set forth in the Merger Agreement and the BCA. The issuance of such Volaris Shares will be implemented pursuant a capital increase of Volaris, which will form part of the merger resolutions to be submitted for approval at its Extraordinary General Shareholders’ Meeting. Upon the effectiveness of the Merger, Volaris’ shareholding structure will reflect the equity interest of VIVA’s shareholders in Volaris’ capital stock.

The Merger will become effective (i) as between the parties and their respective shareholders, and for applicable accounting, financial and tax purposes, as of the date specified in the Merger Agreement for such purposes, and (ii) with respect to third parties, upon the filing and registration with the Public Registry of Commerce (Registro Público de Comercio) having jurisdiction over the corporate domiciles of Volaris and VIVA of the certified copies of the public deeds formalizing the Merger Agreement and the related corporate resolutions. To the extent provided in the Merger Agreement and in accordance with applicable tax laws, the accounting and tax effects of the Merger may be given retroactive effect to such effective date as may be determined for those purposes.

The Corporate Restructuring is subject to the receipt of the requisite corporate approvals, including the resolutions of Volaris’ Extraordinary General Shareholders’ Meeting approving the Merger, the required capital increase and the corresponding amendments to its by-laws. In the case of VIVA, the required corporate approvals were obtained through the unanimous written resolutions of its shareholders, which, upon being formalized before a notary public and duly filed with and registered in the applicable Public Registry of Commerce, constitute sufficient corporate authorization for the ratification of the BCA, the approval of the Merger Agreement and the transactions contemplated thereby. In addition, the Closing is subject to the satisfaction (or, to the extent permitted, waiver) of certain conditions set forth in the BCA, including the receipt of various regulatory approvals in Mexico, the United States and Colombia.

3. Description of the Corporate Restructuring

As a result of the Merger, each issued and outstanding VIVA Share will be cancelled and, collectively, will entitle its holders to receive an aggregate of 1,078,528,426 Volaris Shares, of which 1,055,208,892 will be Class II, Series A shares and 23,319,534 will be Class II, Series B shares, the latter to be issued to IAMSA Luchtvaart B.V.

In addition, 87,448,251 ordinary, registered, no par value Class II, Series A shares will be issued and held in treasury to reserve for, as applicable, the potential conversion of the CarVal Notes (privately placed convertible notes issued by VIVA pursuant to, and in accordance with, the Note Purchase Agreement).

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In order to effect the delivery of such consideration, Volaris will implement a capital increase through the issuance of the Volaris Shares and, consequently, the corresponding CPOs and ADSs, on the terms to be approved by Volaris’ Extraordinary General Shareholders’ Meeting.

As a result of the Merger and upon its effectiveness, VIVA’s shareholders will become shareholders or securityholders of Volaris, depending on whether they receive Volaris Shares or ADSs representing CPOs, the underlying securities of which are Volaris Shares. It is expected that such ownership, together with the treasury shares reserved to support the potential conversion of the CarVal Notes, will represent 50% of Volaris’ outstanding share capital on a fully diluted basis, after giving effect to the Merger and the conversion of the CarVal Notes. Volaris will acquire all of VIVA’s assets, properties and rights, including all contracts, permits, licenses, concessions, authorizations, titles and other legal relationships to which VIVA is a party, and such assets and rights will be integrated into Volaris’ estate without reservation or limitation.

The Volaris Shares will remain registered with the National Securities Registry and listed on Bolsa Mexicana de Valores, S.A.B. de C.V., under the ticker symbol “VOLAR” or such other symbol as may be determined effective as of the Closing, in accordance with the resolutions adopted by Volaris’ corporate bodies and as provided in the BCA and the Amended and Restated By-Laws. In addition, the ADSs will continue to be listed on the New York Stock Exchange, representing CPOs, the underlying securities of which are Volaris Shares, pursuant to the CPO Issuance Trust, under the ticker symbol “VLRS” or such other symbol as may be determined in accordance with the resolutions adopted by the Issuer’s corporate bodies and as contemplated in the BCA.

4. Basis of preparation of the unaudited condensed consolidated pro forma financial statements

4.1 Accounting for the transaction

For purposes of the Unaudited Condensed Consolidated Pro Forma Financial Information, the Merger has been accounted for in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and is accounted for using the acquisition method in accordance with IFRS 3, “Business Combinations.

In accordance with IFRS 3, the transaction has been designated as a reverse acquisition, which occurs when the entity that issues equity instruments (the legal acquirer) is identified as the accounting acquiree. This determination was made after considering the factors set forth in IFRS 3, particularly those relating to control of the combined entity resulting from the Merger. As a result, the accounting acquirer measures the identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date. Any excess of the consideration transferred over the fair value of the net identifiable assets acquired is recognized as goodwill. Upon receipt of the required regulatory approvals, the Company will account for the transaction using the acquisition method in accordance with IFRS 3 and will update the purchase price allocation as of that date, which may differ materially from the preliminary amounts recognized in these unaudited condensed consolidated pro forma financial statements.

For accounting purposes, the consolidated financial statements of the merged entity will represent a continuation of Viva’s financial statements in its capacity as the accounting acquirer. Accordingly, Viva’s historical accounting records will form the basis of the post-merger consolidated financial statements.

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The pro forma adjustments have been determined to give effect to the pro forma transactions that are directly attributable to the Merger. The unaudited condensed consolidated pro forma financial statements reflect Volaris’ results as if the Merger had occurred on December 31, 2024 for purposes of the condensed consolidated pro forma statements of financial position and the condensed consolidated pro forma statement of operations. The actual results and related accounting to be reported in subsequent periods may differ materially from the pro forma amounts reflected in the unaudited condensed consolidated pro forma financial statements. Furthermore, such information is not intended to represent or project Volaris’ consolidated financial position or consolidated results of operations for any future period or as of any future date. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the Merger.

4.2 Basis of Compliance

The unaudited condensed consolidated pro forma financial statements have been prepared based on Volaris’ and Viva’s unaudited consolidated financial statements as of December 31, 2025, and their audited consolidated financial statements as of December 31, 2024, and for the years ended December 31, 2025 and 2024, which were prepared in accordance with IFRS Accounting Standards.

The presentation currency of the Company’s consolidated financial statements is the U.S. dollar, which is the functional currency of Volaris and VIVA. All values in the consolidated financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these unaudited condensed consolidated pro forma financial statements and provide comparative information in respect of the previous period.

4.3 Basis of preparation

The unaudited condensed consolidated pro forma financial statements have been prepared using Volaris’ presentation policies as a basis; accordingly, Viva’s consolidated financial statements have been reclassified for presentation purposes. These financial statements should be analyzed in conjunction with Volaris’ historical audited consolidated financial statements as of and for the year ended December 31, 2024, as well as with Volaris’ Quarterly Report for the fourth quarter of 2025.

In addition, Viva’s financial information reflects certain variations from the information included in its audited consolidated financial statements for the year ended December 31, 2024. Such variations result from the identification and correction of immaterial errors, as well as from reclassifications made for purposes of the preparation and presentation of the unaudited condensed consolidated pro forma financial information.

4.4 Description of pro forma adjustments

The adjustments are recognized solely for purposes of accounting for the business combination and form part of the initial determination of the fair value of the identifiable assets acquired and liabilities assumed of the accounting acquiree, as well as the measurement of the consideration transferred. Such recognition reflects only the accounting effect of the business combination and does not result in any modifications to the historical separate financial statements of the respective companies.

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The pro forma adjustments as of December 31, 2025 and 2024 include the following:

i)	Rotable spare parts, furniture and equipment, net: were measured at their fair value as of the transaction date, using valuation techniques consistent with the market approach.

ii)	Right-of-use assets and lease liabilities: were recognized to reflect exclusively the rights and obligations existing as of the acquisition date. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of that date, with a corresponding right-of-use asset recognized in an equivalent amount.

iii)	Financial debt: was recognized at its fair value as of the acquisition date, taking into consideration the contractual terms in effect as of the transaction date, prevailing market interest rates, credit risk and other relevant terms and conditions.

iv)	Deferred taxes: reflect the deferred tax effects arising from the adjustments described in items i), ii) and iii) above.

v)	Goodwill: represents the excess of the fair value of the consideration implicitly transferred by the accounting acquirer over the fair value of the identifiable net assets of the entity identified as the accounting acquiree, determined in accordance with the acquisition method applicable to reverse acquisitions under IFRS 3.

vi)	Equity: elimination of the historical equity of the entity identified as the accounting acquiree (the legal acquirer), including capital stock, additional paid-in capital, reserves, treasury shares and retained earnings existing prior to the acquisition.

The equity presented in the unaudited condensed consolidated pro forma financial statements represent, in substance, the historical equity of the accounting acquirer, adjusted to reflect the capital structure of the legal acquirer after the transaction. Such adjustment is presented solely for illustrative purposes and does not constitute a retrospective reclassification of previously reported legal equity.

The adjustments incorporated in the unaudited condensed consolidated pro forma financial statements for the year ended December 31, 2025 are consistent with those applied as of December 31, 2024 with respect to the initial fair value measurement of the identifiable assets acquired and liabilities assumed above.

The variation between periods is limited to (i) the elimination of the historical equity of the entity identified as the accounting acquiree as of the acquisition date and (ii) the recognition of the results generated by such entity during the year 2025 within the equity of the combined entity.

5. Authorization of the unaudited condensed consolidated pro forma financial statements

The accompanying unaudited condensed consolidated pro forma financial statements was authorized for issuance on March 6, 2026, by the Company's Chief Executive Officer, Enrique J. Beltranena Mejicano and the Chief Financial Officer, Jaime E. Pous Fernández.

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2.	Fairness opinion issued by Morgan Stanley & Co. LLC.

[attached separately]

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December 18, 2025

Board of Directors

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Av. Antonio Dovali Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City, 01210

Members of the Board:

We understand that Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) and Grupo Viva Aerobus, S.A. de C.V. or (“Viva”) propose to enter into a Business Combination Agreement substantially in the form of the draft dated December 18, 2025 (the “Business Combination Agreement”), which provides, among other things, for the merger (the “Merger”) of Viva with and into Volaris, with Volaris being the surviving corporation in the merger (the “Transaction”). As set forth more fully in the Business Combination Agreement, upon the closing of the Transaction, holders of PRIVATECO Shares will, taken together, have the right to receive an aggregate of 1,165,976,677 shares (collectively, the “Aggregate Share Consideration”) of Class I or Class II Series A common stock, no par value (each, a “Volaris Series A Share”), of Volaris; provided that holders of PRIVATECO Shares who are non-Mexican Qualified Holders will instead have the right to receive, in lieu of Volaris Series A Shares, either (a) American Depositary Receipts, each representing ten ordinary participation certificates of Volaris (each of which represents a financial interest in one Volaris Series A Share), issued by The Bank of New York Mellon pursuant to the ADS Deposit Agreement (each, a “Volaris ADS”) or (b) shares of Series B ordinary stock, no par value (each, a “Volaris Series B Share”), of Volaris. You have advised us that the Aggregate Share Consideration will equal fifty percent (50%) of the outstanding equity securities of Volaris, on a fully-diluted basis, immediately after giving effect to the Transaction. The terms and conditions of the Transaction are more fully set forth in the Business Combination Agreement and capitalized terms used in this letter but not defined herein have the meanings specified in the Business Combination Agreement.

You have asked for our opinion as to whether the Aggregate Share Consideration to be paid by Volaris pursuant to the Business Combination Agreement is fair from a financial point of view to Volaris.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of Viva and Volaris;
2)	Reviewed certain internal financial statements and other financial and operating data concerning Viva and Volaris, respectively;
3)	Reviewed certain financial projections prepared by the managements of the Viva and Volaris, respectively, and which have been approved for our use by Volaris management;
4)	Discussed the past and current operations and financial condition and the prospects of Viva, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Viva;
5)	Discussed the past and current operations and financial condition and the prospects of Volaris, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Volaris;
6)	Reviewed the pro forma impact of the Merger on Volaris’ cash flow, consolidated capitalization and certain financial ratios;
7)	Reviewed the reported prices and trading activity for Volaris Series A Shares and Volaris ADSs;
8)	Compared the financial performance of Volaris and the prices and trading activity of Volaris Series A Shares and Volaris ADSs with that of certain other publicly-traded companies comparable with Volaris and its securities;
9)	Compared the financial performance of Viva with that of certain publicly-traded companies comparable with Viva;
10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
11)	Participated in certain discussions and negotiations among representatives of Viva and Volaris and their financial and legal advisors;

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12)	Reviewed the Business Combination Agreement; and
13)	Performed such other analyses reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Viva and Volaris, and formed a substantial basis for this opinion. With respect to the projections prepared by management of Viva and Volaris, respectively, and which have been approved for our use by Volaris management (the “Forecasts”), we have been advised by management of Volaris, and have assumed, with your consent, that the Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Viva and Volaris, respectively. We express no view as to the Forecasts or the assumptions on which they were based.

In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Business Combination Agreement without any waiver, amendment or delay of any terms or conditions, including that, for Mexican Tax purposes, the Merger will not constitute a transfer of assets and, therefore, not to give rise to a taxable event for income tax or value-added tax, and that the definitive Business Combination Agreement will not differ in any material respect from the draft furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Viva and Volaris and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of Volaris or Viva, or any class of such persons whether relative to the Aggregate Share Consideration or otherwise. Nor do we express any opinion with respect to the allocation of the Aggregate Share Consideration among the holders of PRIVATECO Shares. We have not made any independent valuation or appraisal of the assets or liabilities of Viva or Volaris, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Volaris in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger and a portion of which became payable upon delivery of this opinion. In the two years prior to the date hereof, we have not provided financial advisory or financing services to Viva or Volaris and have not received fees for any such services. Morgan Stanley may seek to provide financial advisory and financing services to Viva and Volaris and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Viva, Volaris or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

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This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Volaris only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Volaris is required to make with the Securities and Exchange Commission or Comisión Nacional Bancaria y de Valores in connection with this transaction if such inclusion is required by applicable law or by any of such Commissions. This opinion does not address the relative merits of the transactions contemplated by the Business Combination Agreement as compared to any other business or financial strategies that might be available to Volaris, nor does it address the underlying business decision of Volaris to enter into the Business Combination Agreement or proceed with any other transaction contemplated by the Business Combination Agreement. We do not express any view on, and this opinion does not address, any other term or aspect of the Business Combination Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Business Combination Agreement or entered into or amended in connection therewith. In addition, this opinion does not in any manner address the prices at which Volaris Series A Shares, Volaris Series B Shares or Volaris ADSs will trade at any time, including following announcement or consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Volaris or Viva should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Aggregate Share Consideration to be paid by Volaris pursuant to the Business Combination Agreement is fair from a financial point of view to Volaris.

Very truly yours,

MORGAN STANLEY & CO. LLC

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